Exhibit 99.2

Annual Consolidated Financial Statements of Alithya Group inc. For the years ended March 31, 2022 and 2021

KPMG LLP	Telephone	(514) 840-2100
600 de Maisonneuve Blvd. West	Fax	(514) 840-2187
Suite 1500, Tour KPMG	Internet	www.kpmg.ca
Montréal (Québec) H3A 0A3
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of Alithya Group inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Alithya Group inc. (the "Company") as of March 31, 2022, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows, for the year then ended, and the related notes (collectively, the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2022, and its consolidated results of operations and its consolidated cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

KPMG LLP, an Ontario limited liability partnership and member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. KPMG Canada provides services to KPMG LLP.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 2

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor since 2021.

Montréal, Canada
June 16, 2022

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 3

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alithya Group inc.
Raymond Chabot Grant Thornton LLP
Suite 2000
National Bank Tower
600 De La Gauchetière Street West
Montréal, Quebec
H3B 4L8
T 514-878-2691

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Alithya Group inc. (hereafter “the Company”) as of March 31, 2021, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows, for the year ended March 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2021, and the results of its consolidated operations and its consolidated cash flows for the year ended March 31, 2021, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Member of Grant Thornton International Ltd                              rcgt.com

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Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company’s auditor from 2012 to 2021.

Montréal, Canada
June 9, 2021

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 5

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

		For the years ended March 31,
(in thousands of Canadian dollars, except per share data)		2022	2021
	Notes	$	$
Revenues	21	437,885	287,643
Cost of revenues	17	321,732	204,626
Gross margin		116,153	83,017

Operating expenses
Selling, general and administrative expenses	17	98,838	81,723
Business acquisition, integration and reorganization costs	18	11,617	2,321
Depreciation	17	5,435	3,767
Amortization of intangibles	7	14,285	11,739
Foreign exchange loss (gain)		(26)	473
		130,149	100,023
Operating loss		(13,996)	(17,006)
Net financial expenses	19	4,579	3,274
Gain on recovery of note receivable		—	(660)
Loss before income taxes		(18,575)	(19,620)
Income tax expense (recovery)
Current	11	(20)	1,515
Deferred	11	(3,007)	(3,797)
		(3,027)	(2,282)
Net loss		(15,548)	(17,338)

Other comprehensive loss
Items that may be classified subsequently to profit or loss
Cumulative translation adjustment on consolidation of foreign subsidiaries		(439)	(6,631)
		(439)	(6,631)
Comprehensive loss		(15,987)	(23,969)

Basic and diluted loss per share	15	(0.18)	(0.30)

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at		March 31,	March 31,
(in thousands of Canadian dollars)		2022	2021
	Notes	$	$
Assets
Current assets
Cash		17,655	6,903
Restricted cash		3,254	—
Accounts receivable and other receivables	4	100,867	69,363
Income taxes receivable		—	642
Unbilled revenues		17,272	9,924
Tax credits receivable		8,515	4,936
Prepaids		6,162	3,923
		153,725	95,691
Non-current assets
Restricted cash		—	3,233
Tax credits receivable		11,873	7,809
Other assets		1,303	—
Property and equipment	5	10,412	8,449
Right-of-use assets	6	15,146	11,118
Intangibles	7	101,927	36,590
Deferred tax assets	11	7,247	7,465
Goodwill	8	146,088	72,906
		447,721	243,261

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	9	89,660	51,571
Deferred revenues		20,409	10,288
Current portion of lease liabilities	6	3,510	1,923
Current portion of long-term debt	10	19,316	35,134
		132,895	98,916
Non-current liabilities
Long-term debt	10	87,360	19,817
Lease liabilities	6	17,753	13,536
Deferred tax liabilities	11	9,962	2,980
		247,970	135,249
Shareholders' equity
Share capital	12	305,222	197,537
Deficit		(111,654)	(96,190)
Accumulated other comprehensive loss		(947)	(508)
Contributed surplus		7,130	7,173
		199,751	108,012
		447,721	243,261
Commitments and contingencies	13
Subsequent event	24

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the years ended March 31, (in thousands of Canadian dollars, except share data)
	Notes	Shares outstanding	Share capital	Deficit	Accumulated other comprehensive income (loss)	Contributed surplus	Total
		Number	$	$	$	$	$
Balance at March 31, 2021		58,695,438	197,537	(96,190)	(508)	7,173	108,012
Net loss		—	—	(15,548)	—	—	(15,548)
Other comprehensive loss		—	—	—	(439)	—	(439)
Total comprehensive loss		—	—	(15,548)	(439)	—	(15,987)
Share-based compensation	12	—	—	—	—	1,792	1,792
Share-based compensation granted on business acquisition	12	—	—	—	—	1,524	1,524
Issuance of Subordinate Voting Shares in consideration of the acquisition of R3D Consulting Inc.	3, 12	25,182,676	80,585	—	—	—	80,585
Issuance of Subordinate Voting Shares for private placement	12	8,143,322	24,686	—	—	—	24,686
Shares purchased for cancellation	12	(349,400)	(1,244)	84	—	—	(1,160)
Issuance of Subordinate Voting Shares pursuant to vesting of share-based compensation granted on business acquisitions	12	834,324	2,935	—	—	(2,935)	—
Issuance of Multiple Voting Shares and Subordinate Voting Shares from exercise of stock options	12	155,382	528	—	—	(229)	299
Issuance of Subordinate Voting Shares from settlement of DSUs	12	63,874	195	—	—	(195)	—
Total contributions by, and distributions to, shareholders		34,030,178	107,685	84	—	(43)	107,726
Balance as at March 31, 2022		92,725,616	305,222	(111,654)	(947)	7,130	199,751

Balance as at March 31, 2020		58,073,517	195,335	(78,780)	6,123	4,691	127,369
Net loss		—	—	(17,338)	—	—	(17,338)
Other comprehensive loss		—	—	—	(6,631)	—	(6,631)
Total comprehensive loss		—	—	(17,338)	(6,631)	—	(23,969)
Share-based compensation	12	—	—	—	—	1,537	1,537
Share-based compensation granted on business acquisition	12	—	—	—	—	4,051	4,051
Issuance of Multiple Voting Shares and Subordinate Voting Shares from exercise of stock options	12	156,132	484	—	—	(184)	300
Issuance of Subordinate Voting Shares pursuant to vesting of share-based compensation granted on business acquisitions	12	458,071	1,686	—	—	(1,686)	—
Issuance of Subordinate Voting Shares from settlement of DSUs	12	7,718	32	—	—	(32)	—
Repurchase of equity interests issued on business acquisition	12	—	—	(72)	—	(1,204)	(1,276)
Total contributions by, and distributions to, shareholders		621,921	2,202	(72)	—	2,482	4,612
Balance as at March 31, 2021		58,695,438	197,537	(96,190)	(508)	7,173	108,012

The accompanying notes are an integral part of these consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CASH FLOWS

		For the years ended March 31,
(in thousands of Canadian dollars)		2022	2021
	Notes	$	$
Operating activities
Net loss		(15,548)	(17,338)
Items not affecting cash
Depreciation and amortization		19,720	15,506
Amortization of finance costs	19	277	242
Share-based compensation	12	3,316	5,588
Unrealized foreign exchange loss		299	1,291
Foreign exchange gain on repayment of long-term debt		(250)	(879)
Forgiveness of PPP loan	10	(5,868)	(1,898)
Interest accretion on balances of purchase payable	19	823	835
Loss on disposal of property and equipment		—	218
Loss on disposal of intangibles	7	262	—
Other		(533)	(138)
Deferred taxes	11	(3,007)	(3,797)
Changes in non-cash working capital items	20	(1,120)	(86)
		13,919	16,882
Net cash used in operating activities		(1,629)	(456)

Investing activities
Additions to property and equipment	5	(1,719)	(2,104)
Additions to intangibles	7	(1,361)	(166)
Restricted cash		(21)	(1,021)
Repurchase of equity interests issued on business acquisitions	12	—	(1,276)
Business acquisitions, net of cash acquired	3	(15,705)	—
Right-of-use assets		(132)	—
Net cash used in investing activities		(18,938)	(4,567)

Financing activities
Increase in long-term debt, net of related transaction costs	16	156,768	53,471
Repayment of long-term debt	16	(146,509)	(49,867)
Exercise of stock options	12	299	300
Repayment of lease liabilities	6	(2,688)	(1,397)
Share issuance, net of share issue costs	12	24,686	—
Shares purchased for cancellation	12	(1,160)	—
Lease incentives	6	—	917
Net cash from financing activities		31,396	3,424

Effect of exchange rate changes on cash		(77)	(308)
Net change in cash		10,752	(1,907)
Cash, beginning of year		6,903	8,810
Cash, end of year		17,655	6,903
Cash paid (included in cash flow (used in) from operating activities)
Interest paid		3,148	1,831
Income taxes (recovered) paid		(354)	574

The accompanying notes are an integral part of these consolidated financial statements.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
1.GOVERNING STATUTES AND NATURE OF OPERATIONS
Alithya Group inc. (“Alithya” or the “Company”) and its subsidiaries (collectively with Alithya, the “Group”) are leaders in strategy and digital transformation. Alithya's integrated offer is based on four pillars of expertise: business strategies, enterprise cloud solutions, application services, and data and analytics. The Group deploys solutions, services, and expert consultants to design, build and implement innovative and efficient solutions for the complex business challenges of its clients, tailored to their business needs in the financial services, insurance, renewable energy, manufacturing, telecommunications, transportation and logistics, professional services, healthcare and government sectors.
The Company’s Class A subordinate voting shares (the “Subordinate Voting Shares”) trade on the Toronto Stock Exchange (“TSX”) and on the NASDAQ Capital Market (“NASDAQ”) under the symbol “ALYA”.
The Company is the Group’s ultimate parent company and its head office is located at 1100, Robert-Bourassa Boulevard, Suite 400, Montréal, Québec, Canada, H3B 3A5.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF PREPARATION
Statement of Compliance
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).
These consolidated financial statements were approved and authorized for issue by the Board of Directors (the “Board”) on June 16, 2022.
Basis of Measurement
These consolidated financial statements have been prepared under the historical cost basis except for
•Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination which are generally measured initially at their fair values at the acquisition date;
•Lease obligations, which are initially measured at the present value of the lease payments that are not paid at the lease commencement date; and
•Equity classified share-based payment arrangements which are measured at fair value at grant date pursuant to IFRS 2, Share-Based Payment.
PRINCIPLES OF CONSOLIDATION
Subsidiaries
Subsidiaries are entities controlled by the Company. The Company controls an entity when it is exposed or has the right to variable returns from its relationship with the entity and is able to affect those returns through its power over the activities of the entity. The subsidiaries’ financial statements are included in these consolidated financial statements from the date of commencement of control until the date that control ceases.
Subsidiaries’ accounting policies have been adjusted, when necessary, to align with the policies adopted by the Group.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
All intercompany balances and transactions, and any unrealized income and expenses arising from intra company transactions, are eliminated on consolidation.
These consolidated financial statements include the accounts of the Company and the accounts of its wholly-owned subsidiaries. All subsidiaries have a reporting date of March 31. The Company’s principal subsidiaries are as follows:

		2022	2021
Entity	Jurisdiction	Percentage Ownership	Percentage Ownership

Alithya Canada Inc.	Quebec, Canada	100%	100%
Alithya Consulting Inc.	Quebec, Canada	100%	100%
Alithya Digital Technology Corporation	Ontario, Canada	100%	100%
Alithya France SAS	France	100%	100%
Alithya USA, Inc.	Delaware, USA	100%	100%
Alithya Financial Solutions, Inc.	Delaware, USA	100%	100%
Alithya Ranzal LLC	Delaware, USA	100%	100%
Alithya Zero2Ten, Inc.	Delaware, USA	100%	100%
Alithya Fullscope Solutions, Inc.	Delaware, USA	100%	100%
Matricis Informatique Inc. (a)	Quebec, Canada	100%	100%
Alithya Travercent LLC (a)	Texas, USA	100%	100%
Alithya Askida Consulting Services Inc. (a)	Quebec, Canada	—	100%
Alithya Askida Solutions Inc. (a)	Quebec, Canada	—	100%
Pro2p Services Conseils Inc. (a)	Canada	—	100%
Alithya Solutions Canada Inc. (a)	Canada	100%	100%
Alithya IT Services Inc. (a)	Canada	100%	-
Vitalyst, LLC	Delaware, USA	100%	-
Alithya Numérique Maroc SARLAU	Maroc	100%	-

(a)As at March 31, 2022, those subsidiaries were either liquidated, dissolved, amalgamated or transferred all of their assets and liabilities to other companies of the Group.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 11

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
BUSINESS COMBINATIONS
The Group accounts for its business combinations using the acquisition method. Under this method the consideration transferred is measured at fair value. Acquisition-related and integration costs associated with the business combination are expensed as incurred. The Group recognizes goodwill as the excess of the cost of the acquisition over the net identifiable tangible and intangible assets acquired and liabilities assumed at their acquisition date fair values and any non-controlling interest in the acquiree. The fair value allocated to tangible and intangible assets acquired and liabilities assumed are based on management’s assumptions, including assumptions that would be made by market participants, acting in their economic best interest. These assumptions include the future expected cash flows arising from the intangible assets identified. The goodwill recognized is composed of the future economic value associated to acquired work force and any identified synergies with the Group’s operations which are primarily due to reduction of costs and new business opportunities. The determination of fair value involves making estimates relating to acquired intangible assets, property and equipment, litigation, provision for estimated losses on revenue-generating contracts, other onerous contracts, tax and other contingency reserves. Estimates include the forecasting of future cash flows and discount rates. Subsequent changes in fair values are adjusted against the cost of acquisition, if they qualify as measurement period adjustments. The measurement period is the period between the date of acquisition and the date where all significant information necessary to determine the fair values is available, not to exceed 12 months. All other subsequent changes are recognized in the consolidated statements of operations.
TRANSLATION OF FOREIGN CURRENCIES
The Group’s consolidated financial statements are presented in Canadian dollars, which is also the parent company’s functional currency. Each entity in the group determines its own functional currency and items included in the consolidated financial statements of each entity are measured using that functional currency. Functional currency is the currency of the primary economic environment in which the entity operates.
Foreign currency transactions and balances
Revenue, expenses and non-monetary assets and liabilities denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date, except for non-monetary items measured at fair value, which are translated using the exchange rates at the date when the fair value was determined. Monetary assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the reporting date. Unrealized and realized translation gains and losses, resulting from the settlement of such transactions and from the remeasurement of monetary items denominated in foreign currency, are reflected in the consolidated statements of operations.
Foreign operations
In the Group’s consolidated financial statements, all assets, liabilities and transactions of Group entities with a functional currency other than the Canadian dollar are translated into Canadian dollars upon consolidation. The functional currencies of entities within the Group have remained unchanged during the reporting period. Upon consolidation, assets and liabilities have been translated into Canadian dollars at the closing rate at the reporting date. Goodwill and fair value adjustments arising from the acquisition of a foreign entity have been treated as assets and liabilities of the foreign entity and translated into Canadian dollars at the closing rate. Revenue and expenses have been translated into Canadian dollars at the average rate over the reporting period. Exchange differences are charged or credited to other comprehensive income and recognized in the currency translation reserve in equity. On disposal of a foreign operation, the related cumulative translation differences recognized in equity are reclassified to the consolidated statements of operations and are recognized as part of the gain or loss on disposal.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
SEGMENTED REPORTING
An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to the transactions with any of the Group’s other segments. An entity shall disclose separately information about each operating segment or can combine operating segments, with similar economic characteristics or that do not meet quantitative thresholds to produce a reportable segment, into one reportable segment.
The Group has examined its activities and has determined that it has one single reportable segment due to similar characteristics of its operating segments, including similar economic characteristics, the nature of services provided to its customers and types of customers comprising its customer base and the regulatory environment in which the Group operates.
REVENUE RECOGNITION, UNBILLED REVENUES AND DEFERRED REVENUES
The Group generates revenue principally through the provision of consulting services in the areas of information technology including systems implementation and strategy. These services are provided under arrangements with varying pricing mechanisms.
To determine whether to recognize revenue, the Group follows a 5-step process:
•Identifying the contract with a customer;
•Identifying the performance obligations;
•Determining the transaction price;
•Allocating the transaction price to the performance obligations; and
•Recognizing revenue when/as performance obligation(s) are satisfied.
The total transaction price for a contract is allocated amongst the various performance obligations based on their relative standalone selling prices. Revenue is recognized either at a point in time or over time, when (or as) the Group satisfies performance obligations by transferring the promised goods or services to its customers, including variable consideration, such as, discounts, volume rebates, service-level penalties, and incentives. Variable consideration is estimated using either the expected value method or most likely amount method and is included only to the extent it is highly probable that a significant reversal of cumulative revenue recognized will not occur. In making this judgement, management will mostly consider all information available at the time, the Group’s knowledge of the client or the industry, the type of services to be delivered and the specific contractual terms of each arrangement.
The Group recognizes contract liabilities for consideration received in respect of unsatisfied performance obligations and reports these amounts as deferred revenues in the statement of financial position. Similarly, if the Group satisfies a performance obligation before it receives the consideration, the Group recognizes either an unbilled revenues or a receivable in its statement of financial position, depending on whether something other than the passage of time is required before the consideration is due.
Certain of the Group’s arrangements may include client acceptance clauses. Each clause is analyzed to determine whether the earnings process is complete when the service is performed. Formal client sign-off is not always necessary to recognize revenue, provided that the Group objectively demonstrates that the criteria specified in the acceptance provisions are satisfied. Some of the criteria reviewed include historical experience with similar types of arrangements, whether the acceptance provisions are specific to the client or are included in all arrangements, the length of the acceptance term and historical experience with the specific client.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Contract modifications are changes in scope and/or price that are approved by the parties to the contract. Approval may be written, oral or implied by customary business practices, and are legally enforceable. The Group accounts for modifications as a separate contract if the modifications add distinct goods or services that are priced commensurate with standalone selling prices or if the remaining goods or services are distinct from those already transferred, otherwise modifications are accounted for as part of the original contract.
Time and materials arrangements – Revenue from consulting and support services and systems implementations under time and materials arrangements is recognized as the services are rendered.
Fixed-fee arrangements – Revenue from consulting services and systems implementations under fixed-fee arrangements where the outcome of the arrangements can be estimated reliably is recognized over time based on the measure of progress determined by the Group's efforts or inputs towards satisfying the performance obligation relative to the total expected inputs. The Group primarily uses labour costs or labour hours to measure the progress towards completion. This method relies on estimates of total expected labour costs or total expected labour hours to complete the service, which are compared to labour costs or labour hours incurred to date, to arrive at an estimate of the percentage of revenue earned to date. Management regularly reviews underlying estimates of total expected labour costs or hours. If the outcome of an arrangement cannot be estimated reliably, revenue is recognized to the extent of arrangement costs incurred that are likely to be recoverable.
Service based arrangements – The client pays a recurring fee in exchange for a monthly recurring service (typically support). The revenue for these arrangements is recognized over time.
Software revenue – Software revenue is generated from the resale of certain third-party off-the-shelf software and maintenance. The majority of the software sold by the Group is delivered electronically. For software that is delivered electronically, the Group considers transfer of control to have occurred when the customer either (a) takes possession of the software via a download (that is, when the customer takes possession of the electronic data on its hardware), or (b) has been provided with access codes that allow the customer to take immediate possession of the software on its hardware pursuant to an agreement or purchase order for the software. In all instances, the resale of third-party software and maintenance is recorded on a net basis. Group created software, and the associated maintenance, is reported on a gross basis, however it is immaterial in all periods presented.
Third party software and maintenance revenue are recognized upon delivery of the software, as all related warranty and maintenance is performed by the primary software vendor and not the Group.
Subscriptions to learning services, which are available to customers at any times with unlimited use, are recognized over time, on a straight-line basis over the contract term.
The Group enters into arrangements with multiple performance obligations which typically include software, post-contract support (or maintenance), and consulting services. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on a relative standalone selling price basis. The Group has determined standalone selling prices for each of the performance obligations in connection with the evaluation of arrangements with multiple performance obligations. The Group has determined standalone selling prices for consulting services based on a stated and consistent rate per hour range in standalone transactions. The Group has determined standalone selling prices for software through consistent stated rates for software components. The Group has determined standalone selling prices for maintenance based on observable prices for standalone renewals.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Estimated losses on revenue-generating contracts – Estimated losses on revenue-generating contracts may occur due to additional contract costs which were not foreseen at the inception of the contract. Contract losses are measured at the amount by which the estimated incremental costs, including direct labour and material, exceed the estimated total revenue from the contract. The estimated losses on revenue-generating contracts are recognized in the period when it is determined that a loss is probable. The expected loss is first applied to impair the related capitalized contract costs, if any, with the excess recorded under performance obligations in customer contracts in accounts payable and accrued liabilities. Management regularly reviews arrangement profitability and underlying estimates.
Unbilled revenues and deferred revenues – Amounts recognized as revenue in excess of billings are classified as unbilled revenues. Amounts received in advance of the performance of services are classified as deferred revenues.
FINANCIAL INSTRUMENTS
Recognition and Derecognition
Financial assets and financial liabilities are recognized when the Group becomes a party to the contractual provisions of the financial instrument.
Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and substantially all the risks and rewards are transferred. A financial liability is derecognized when it is extinguished, discharged, cancelled or expires.
Classification and Initial Measurement of Financial Assets
Except for those accounts receivables and other receivables that do not contain a significant financing component and are measured at the transaction price in accordance with IFRS 15, all financial assets are initially measured at fair value adjusted for transaction costs (where applicable).
Financial assets, other than those designated and effective as hedging instruments, are classified into the following categories:
•amortized cost;
•fair value through profit or loss (FVTPL); and
•fair value through other comprehensive income (FVOCI).
The classification is determined by both:
•the entity’s business model for managing the financial asset; and
•the contractual cash flow characteristics of the financial asset.
All income and expenses relating to financial assets that are recognized in profit or loss are presented within financial expense, except for impairment of accounts receivables and other receivables, which is presented within selling, general and administrative expenses.
In the years presented, the Group does not have any financial assets categorized as FVOCI or FVTPL.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 15

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Subsequent measurement of financial assets
Financial assets at amortized cost
Financial assets are measured at amortized cost if the assets meet the following conditions (and are not designated as FVTPL):
•they are held within a business model whose objective is to hold the financial assets and collect its contractual cash flows; and
•the contractual terms of the financial assets give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding.
After initial recognition, these are measured at amortized cost using the effective interest method. Discounting is omitted where the effect of discounting is immaterial. The Group’s cash, restricted cash and accounts receivable and other receivables fall into this category of financial instruments.
Impairment of financial assets and unbilled revenues
IFRS 9’s impairment requirements use forward-looking information to recognize expected credit losses – the ‘expected credit loss (ECL) model’. Instruments within the scope of IFRS 9’s impairment requirements included loans and other debt-type financial assets measured at amortized cost and FVOCI, accounts receivables and other receivables and unbilled revenues recognized and measured under IFRS 15 and loan commitments and some financial guarantee contracts (for the issuer) that are not measured at fair value through profit or loss. Expected credit losses are not significant for the Group.
The Group considers a range of information when assessing credit risk and measuring expected credit losses, including past events, current conditions, reasonable and supportable forecasts that affect the expected collectability of the future cash flows of the instrument.
In applying this forward-looking approach, a distinction is made between:
•financial instruments that have not deteriorated significantly in credit quality since initial recognition or that have low credit risk (‘Stage 1’) and
•financial instruments that have deteriorated significantly in credit quality since initial recognition and whose credit risk is not low (‘Stage 2’).
‘Stage 3’ would cover financial assets that have objective evidence of impairment at the reporting date.
‘12-month expected credit losses’ are recognized for the first category while ‘lifetime expected credit losses’ are recognized for the second category. Measurement of the expected credit losses is determined by a probability-weighted estimate of credit losses over the expected life of the financial instrument.
The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.
Accounts Receivable and Other Receivables and Unbilled Revenues
The Group makes use of the simplified approach in accounting for accounts receivable and other receivables and unbilled revenues and records the loss allowance as lifetime expected credit losses. These are the expected shortfalls in contractual cash flows, considering the potential for default at any point during the life of the financial instrument. In calculating, the Group uses its historical experience, external indicators and forward-looking information to calculate the expected credit losses using a provision matrix.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 16

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
The Group assesses impairment of accounts receivables and other receivables and unbilled revenues based on days past due on a collective basis as customers with similar payment delays possess shared credit risk characteristics. The Group also assesses impairment of accounts receivables and other receivables and unbilled revenues on a customer-by-customer basis based on specific risks identified.
Classification and measurement of financial liabilities
The Group’s financial liabilities include accounts payable and accrued liabilities and long-term debt.
Financial liabilities are initially measured at fair value, and, where applicable, adjusted for transaction costs unless the Group designated a financial liability at fair value through profit or loss.
Subsequently, financial liabilities are measured at amortized cost using the effective interest method and financial liabilities designated at FVTPL, which are carried subsequently at fair value with gains or losses recognized in profit or loss.
All interest-related charges and, if applicable, changes in an instrument’s fair value are reported in the consolidated statements of operations within financial expenses.
Transaction Costs
Transaction costs related to loans and receivables and liabilities are considered as part of the carrying value of the asset or liability and are then amortized over the expected life of the instrument using the effective interest rate method.
Financial Income and Expenses
Financial income includes interest income on cash. Interest income is recognized as it accrues in earnings, using the effective interest method. Financial expenses include interest expense on borrowings, effective interest on non-interesting bearing vendor financing arising from business combinations, amortization of unwinding of the discount on provisions and other interest and bank charges.
EARNINGS PER SHARE
Basic earnings (loss) per share is calculated by dividing the net earnings (loss) attributable to the holders of Common Shares (as defined further herein) by the weighted average number of Common Shares outstanding during the period. The net earnings (loss) attributable to the holders of Common Shares corresponds to the net earnings (loss) adjusted by deducting earnings allocated to preferred shares.
Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the weighted average number of additional Common Shares that would have been outstanding assuming the conversion of all potential equity instruments, including deferred, restricted and performance share units, if dilutive.
Dilutive potential outstanding stock options include the total number of additional Common Shares that would have been issued by the Company assuming stock options with exercise prices below the average market price for the year were exercised and reduced by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period.
“Common Shares” include the Subordinate Voting Shares and Multiple Voting Shares (as defined further herein).

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 17

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
RESTRICTED CASH
Restricted cash represents amounts held in trust as required by contractual obligations arising from a business acquisition. Restricted cash that is not expected to become unrestricted within the next twelve months is included in non-current assets on the statements of financial position.
GOVERNMENT ASSISTANCE
Certain subsidiaries are eligible for government assistance programs, in the different jurisdictions, in the form of grants, loans and tax credits for the development of e-business. Government assistance is recorded when there is reasonable assurance that the assistance will be received and that the subsidiary will comply with all relevant conditions. Assistance is treated as a reduction in the cost of the related item.
In preparing claims, judgment is required in interpreting the regulations related to these programs, determining if the operations of the subsidiaries qualify and identifying and quantifying eligible expenses. These claims are subject to examination and audit by local authorities, who may disagree with interpretations made by the Group. Management estimates the amounts to be received or forgiven under these programs. Final settlements following examinations and audits could be different from amounts recorded and could have a material effect on the financial position or operating results of the Group.
PROPERTY AND EQUIPMENT (“P&E”)
Property and equipment are recorded at cost and amortized over their estimated useful lives, using the following methods:

	Method	Rates
Furniture, fixtures and equipment	Declining balance	20%
Computer equipment	Declining balance	30%
Leasehold improvements	Straight line	Over the term of the lease

The residual value, depreciation method and useful life of each asset are reviewed at least once a year, at the reporting date.
LEASES
The Group as a lessee
For any new contracts entered into, the Group considers whether a contract is, or contains a lease. A lease is defined as a “contract, or part of a contract, that conveys the right to use an asset (the underlying asset) for a period of time in exchange for consideration”. To apply this definition, the Group assesses whether the contract meets three key evaluations which are whether:
•the contract contains an identified asset, which is either explicitly identified in the contract or implicitly specified by being identified at the time the asset is made available to the Group;
•the Group has the right to obtain substantially all of the economic benefits from use of the identified asset throughout the period of use, considering its rights within the defined scope of the contract; and
•the Group has the right to direct the use of the identified asset throughout the period of use. The Group assesses whether it has the right to direct “how and for what purpose” the asset is used throughout the period of use.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 18

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Measurement and recognition of leases as a lessee
At lease commencement date, the Group recognizes a right-of-use asset and a lease liability on the statement of financial position. The right-of-use asset is measured at cost, which is made up of the initial measurement of the lease liability, any initial direct costs incurred by the Group, an estimate of any costs to dismantle and remove the asset at the end of the lease, and any lease payments made in advance of the lease commencement date (net of any incentives received).
The Group depreciates the right-of-use assets on a straight-line basis from the lease commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The Group also assesses the right-of-use asset for impairment when such indicators exist.
At the commencement date, the Group measures the lease liability at the present value of the lease payments unpaid at that date, discounted using the interest rate implicit in the lease if that rate is readily available or the Group’s incremental borrowing rate.
Lease payments included in the measurement of the lease liability are made up of fixed payments (including in-substance fixed payments), variable payments based on an index or rate, amounts expected to be payable under a residual value guarantee and payments arising from options reasonably certain to be exercised.
Subsequent to initial measurement, the liability will be reduced for payments made and increased for interest. It is remeasured to reflect any reassessment or modification, or if there are changes in in-substance fixed payments.
When the lease liability is remeasured, the corresponding adjustment is reflected in the right-of-use asset, or net loss if the right-of-use asset is already reduced to zero.
The Group has elected to account for short-term leases and leases of low-value assets using the practical expedients. Instead of recognizing a right-of-use asset and lease liability, the payments in relation to these are recognized as an expense in the consolidated statements of operations on a straight-line basis over the lease term.
The Group as a lessor
As a lessor, the Group classifies its leases as either operating or finance leases.
A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of the underlying asset, and classified as an operating lease if it does not.
When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 19

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
INTANGIBLES
Intangible assets consist mainly of customer relationships, non-compete agreements and internal-use business solutions and software licenses. Internal use business solutions and software licenses (“Software”) are recorded at cost. In addition, internal-use business solutions developed internally are capitalized when they meet specific capitalization criteria related to technical and financial feasibility and when the Group demonstrates its ability and intention to use them. Amortization of internal-use business solutions commences once the solution is available for use. Customer relationships, internal-use business solutions and software licenses acquired through business combinations are initially recorded at their fair value. The Group amortizes its intangible assets using the straight-line method, or a method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed, over their estimated useful lives, as follows :

	Method	Period
Customer relationships	Straight line/ Economic consumption	3 - 10 years or based on the term of the underlying contracts
Non-compete agreements	Straight line	3 - 10 years
Software	Straight line	3 years

The residual value, depreciation method and useful life of each asset are reviewed at least once a year, at the reporting date.
GOODWILL
Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition and it is measured net of accumulated impairment losses. Goodwill is not amortized, but instead tested for impairment annually, or more frequently, should events or changes in circumstances indicate that the goodwill may be impaired.
IMPAIRMENT OF P&E, RIGHT-OF-USE ASSETS, INTANGIBLES AND GOODWILL
Timing of impairment testing
The carrying amounts of the Group's P&E, right-of-use assets, intangible assets and goodwill are reviewed for impairment when events or changes in circumstances indicate that the carrying value may be impaired. At each reporting date, the Group assesses whether there is any indication of impairment. If any such indication exists, then the asset's recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, the impairment is tested at least annually, typically as at March 31.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 20

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Impairment testing
The recoverable amount of an asset or cash-generating unit ("CGU") is the greater of its value in use and its fair value less costs of disposal. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or groups of assets (the "CGU"). For the purposes of goodwill impairment testing, goodwill acquired in a business combination is allocated to the CGU, or the group of CGUs, that is expected to benefit from the synergies of the combination. This allocation is subject to an operating segment ceiling test and reflects the lowest level at which that goodwill is monitored for internal reporting purposes. An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in consolidated statement of operations. Impairment losses recognized in respect of CGUs that include goodwill are allocated first to reduce the carrying amount of any goodwill allocated to the CGUs, and then to reduce the carrying amounts of the other assets in the CGUs (group of CGUs) on a pro rata basis not beyond the highest of:
•The fair value less costs of disposal; and
•Value in use of the individual asset, if determinable.
An impairment loss in respect of goodwill is not reversed. In respect of other assets, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
BUSINESS ACQUISITION, INTEGRATION AND REORGANIZATION COSTS
Business acquisition, integration and reorganization costs are comprised of transaction costs related to business acquisitions, whether successful or not, costs of integrating acquired businesses including redundant rent, gains or losses on lease modifications, disposal of non-core assets and transition costs relating to system integrations as well as severance resulting from integrations and significant changes in management structure.
PROVISIONS
Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The Group’s provisions may consist of litigation and claim provisions arising in the ordinary course of business and decommissioning liabilities for operating leases of office buildings. The Group may record restructuring provisions related to business combinations and termination of employment costs incurred as part of the Group's productivity improvement initiatives. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Provisions are discounted using a current pre-tax rate when the impact of the time value of money is material. The increase in the provision due to the passage of time is recognized as a finance cost. The accrued litigation and legal claim provisions are based on historical experience, current trends and other assumptions that are believed to be reasonable under the circumstances. Estimates include the period in which the underlying cause of the claim occurred and the degree of probability of an unfavorable outcome.
In the case of decommissioning liabilities pertaining to operating leases of buildings where certain arrangements require premises to be returned to their original state at the end of the lease term, the provision is determined using the present value of the estimated future cash outflows.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 21

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Restructuring provisions, consisting primarily of severance, are recognized when a detailed formal plan identifies the business or part of the business concerned, the location and number of employees affected, a detailed estimate of the associated costs, appropriate timelines and has been communicated to those affected by it.
INCOME TAXES
Income taxes are accounted for using the liability method of accounting.
Current income taxes are recognized with respect to the amounts expected to be paid or recovered under the tax rates and laws that have been enacted or substantively enacted at the reporting date. Deferred income tax assets and liabilities are determined based on deductible or taxable temporary differences between the amounts reported for financial statement purposes and tax values of the assets and liabilities using enacted or substantively enacted tax rates that will be in effect for the year in which the differences are expected to be recovered or settled. Deferred income tax assets and liabilities are recognized in earnings, other comprehensive income or in equity based on the classification of the item to which they relate.
Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.
Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.
A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.
SHARE CAPITAL
Subordinate Voting Shares, Multiple Voting Shares and preferred shares that are not redeemable or are redeemable only at the Group's option are classified as equity. Incremental costs directly attributable to the issue of Subordinate Voting Shares, Multiple Voting Shares, preferred shares and stock options are recognized as a deduction from equity, net of any tax effects. Dividends payable by the Company to its shareholders, which are determined at the discretion of the Board and in accordance with the terms of each category of shares (note 12), are recorded when declared. Dividends on Subordinate Voting Shares, Multiple Voting Shares and preferred shares are recognized as distributions within equity. When share capital recognized as equity is purchased for cancellation, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from share capital for the shares' assigned value, any excess being allocated to contributed surplus to the extent that contributed surplus was created by a net excess of proceeds over cost on cancellation or resale of shares of the same class (charged to retained earnings if no contributed surplus for the same class of shares exists), and any discount being assigned to contributed surplus. Eligible employees can purchase Subordinate Voting Shares at the price (fair value) then in effect, in the context of the share purchase plan described in note 12.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 22

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
SHARE-BASED COMPENSATION PLANS
Share purchase plan
The Company operates a share purchase plan for eligible employees of the Company and its subsidiaries. Under this plan, the Group matches the contributions made by employees up to a maximum percentage of the employee's gross salary. The Group’s contributions to the plan are recognized in salaries within cost of revenues and selling, general and administrative expenses.
Normal course issuer bid (“NCIB”)
When the Company purchases its own shares for cancellation through its NCIB, the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from equity attributable to the Company’s equity holders until the shares are cancelled. When the shares are cancelled, the excess of the consideration paid over the average stated value of the shares purchased for cancellation is charged to the deficit.
Long-term incentive plan ("LTIP")
The Company operates a LTIP for eligible employees and directors of the Company and its subsidiaries which provides for various types of awards, including equity-settled stock options, deferred share units (“DSUs”), restricted share units (“RSUs”) and performance share units (“PSUs”). The Board, at its discretion, may elect to settle the RSUs and PSUs in the form of a cash payment. The Company accounts for the RSUs and PSUs as equity-settled awards as the Board intends to settle these awards through the issuance of capital stock.
The fair value of the share-based expense is based on the grant date fair value of the award expected to vest over the vesting period with a corresponding adjustment through contributed surplus. For stock options the compensation cost is measured using the Black-Scholes option pricing model. For RSUs and DSUs the compensation cost is measured at the fair value of the underlying Subordinate Voting Share at the grant date. The terms and conditions of each PSUs grant, including market and non-market performance goals, are determined by the Board. For the portion of PSUs that are issuable based on market performance conditions, the amount of PSUs recognized as an expense is adjusted based on an estimate of fair value measured using a Monte Carlo model considering market performance conditions at grant date. For the portion of the PSUs that are issuable based on non-market conditions, the amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. The determination as to whether the performance goals have been achieved will have been made by the Board.
Forfeitures are estimated at the time of the grant and are included in the measurement of the expense and are subsequently adjusted to reflect actual events. For awards with graded vesting, the fair value of each tranche is recognized on a straight-line basis over its vesting period.
Any consideration paid by participants on exercise of stock options is credited to share capital together with any related share-based compensation expense originally recorded in contributed surplus.
When DSUs, RSUs and PSUs are settled, the recorded fair value of the award is removed from contributed surplus and credited to capital stock.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 23

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
SIGNIFICANT MANAGEMENT JUDGEMENT IN APPLYING ACCOUNTING POLICIES AND ESTIMATION UNCERTAINTY
The preparation of these consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the amounts reported as assets, liabilities, income and expenses in the consolidated financial statements. Actual results could differ from those estimates.
Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which they occur and in any future periods affected.
Assessment of COVID-19 impact
As a result of measures enacted during fiscal 2022 and 2021 to combat the COVID-19 pandemic, increased uncertainty surrounding global economic conditions and business impacts have occurred. The Group has reviewed its estimates, judgments and assumptions used in the preparation of its consolidated financial statements, including the determination of whether indicators of impairment exist for its tangible and intangible assets, including goodwill, estimated losses on revenue from fixed-fee arrangement contracts, the credit risk of its counterparties, and the estimates and judgments used for the measurement of its deferred tax assets.
The potential impacts of the surrounding global economic uncertainties on the Group’s operations and financial conditions and on overall customer demand, may require revisions in future periods to estimates and assumptions. Although management expects COVID-19 related disruptions to continue beyond fiscal 2022, it believes that the Group’s long-term estimates and assumptions do not require further revisions, however management continues to monitor and evaluate the situation and its impact on the Group’s business.
Information related to critical judgements required in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following note:
Determination of cash generating units – the identification of CGUs and grouping of assets into the respective CGUs is based on currently available information about actual utilization experience and expected future business plans. Management has taken into consideration various factors in identifying its CGUs. These factors include how the Group manages and monitors its operations, the nature of each CGU’s operations, and the major customer markets they serve. As such, the Group has identified its CGUs for purposes of testing the recoverability and impairment of non-financial assets to be: Canada, France, EPM US and ERP US.
Determination of the aggregation of operating segments – the Group uses judgment in the aggregation of operating segments for financial reporting and disclosure purposes. The Group has examined its activities and has determined that it has one single reportable segment due to similar economic characteristics including the nature of services provided to its customers, types of customers comprising its customer base and the regulatory environment in which the Group operates.
Grants, loans and tax credits – the Group is eligible for government assistance programs, in different jurisdictions, which are recorded as a reduction in the cost of the related item when there is reasonable assurance that the assistance will be received and that the Group will comply with all relevant conditions. The Group interprets the regulations related to these programs, determines if the operations of the Group qualify and identifies and quantifies eligible expenses. These claims are subject to examination and audit by local authorities, who may disagree with interpretations made by the Group. These interpretations are used to determine the amounts to be received or forgiven under the programs and are subject to examinations and audits which could reach conclusions that are materially different from amounts recorded by the Group.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 24

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Information related to assumptions and estimation uncertainties described below with a significant risk of resulting in material adjustments within the next year are included within the following notes:
Revenue recognition of fixed-fee arrangements – the Group recognizes revenues from fixed-fee arrangements which can extend over more than one reporting period. Revenue from these fixed-fee arrangements is recognized over time based on a measure of progress using the Group’s best estimate of the total expected labour costs or total expected labour hours, and the related risks associated with completing the projects. In addition, the determination of anticipated costs for completing a contract is based on estimates that can be affected by a variety of factors, including the cost of materials and labour, as well as potential claims from customers. As risks and uncertainties are different for each project, the sources of variations between anticipated costs and actual costs incurred will also vary by project. The determination of estimates is based on the Group's business practices as well as its historical experience, and is tightly linked to detailed project management processes and controls. The information provided by the project managers combined with a knowledgeable assessment of technical complexities and risks are used in estimating the percentage complete.
Impairment of long-lived assets – the Group’s impairment test for goodwill is based on internal estimates of the value-in-use calculations and uses valuation models such as the discounted cash flow model. Key assumptions on which the Group has based its determination of the individual CGUs’ value-in-use include discounted future expected net operating cash flows, estimated long-term growth rates of net operating cash flows and after tax value Weighted Average Cost of Capital (“WACC”). Changes in these estimates can have a material impact on the recoverable amount calculations and ultimately the amount of any goodwill impairment recognized. Refer to note 8 for additional information on the assumptions used.
Business combinations – the Group accounts for business combinations using the acquisition method. The consideration transferred and the acquiree’s identifiable assets, liabilities and contingent liabilities are measured at their fair value. The Group develops the fair value by using appropriate valuation techniques which are generally based on discounted future expected cash flows. These evaluations are linked closely to the assumptions made by the Group and can consist of the future performance of the related assets, the discount rate and the attrition rate. Contingent consideration is measured at fair value using a discounted cash flow model.
Deferred tax assets – the Group exercises judgment in the assessment of the probability of future taxable income, to estimate the extent to which deferred income tax assets can be realized. Estimates are based on the Group’s most recent approved budget, which is adjusted for significant non-taxable income and expenses and specific limits to the use of any unused tax loss or credit. The tax rules and tax planning strategies in the numerous jurisdictions in which the Group operates are carefully taken into consideration. The Group uses judgment to assess specific facts and circumstances to evaluate legal, economic or other uncertainties.
FUTURE ACCOUNTING STANDARDS
At the date of authorization of these consolidated financial statements, certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective and have not been adopted early by the Group. Management anticipates that all the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Group’s consolidated financial statements, are detailed as follows:

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 25

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
New Standards and Interpretations Issued but Not Yet Effective
IAS 1 - Presentation of Financial Statements
On January 23, 2020, the IASB issued amendments to IAS 1 - Presentation of Financial Statements, to clarify the classification of liabilities as current or non-current. In July 2020, the IASB issued final amendments to defer the effective date to annual periods beginning on or after January 1, 2023. Early adoption is permitted. For the purposes of non-current classification, the amendments removed the requirement for a right to defer settlement or roll over of a liability for at least twelve months to be unconditional. Instead, such a right must have substance and exist at the end of the reporting period. The amendments also clarify how a company classifies a liability that includes a counterparty conversion option. The amendments state that: settlement of a liability includes transferring a company’s own equity instruments to the counterparty; and when classifying liabilities as current or non-current, a company can ignore only those conversion options that are recognized as equity. Management is currently assessing, but has not yet determined, the impact of this new standard on the Group’s consolidated financial statements.
Amendments to IAS 1 and IFRS Practice Statement 2, Disclosure of Accounting Policy Information
In February 2021, the IASB issued amendments to IAS 1 - Presentation of Financial Statements and IFRS Practice Statement 2 - Making Materiality Judgements. The amendments help entities provide accounting policy disclosures that are more useful to primary users of financial statements by:
•Replacing the requirement to disclose “significant” accounting policies under IAS 1 with a requirement to disclose “material” accounting policies. Under this, an accounting policy would be material if, when considered together with other information included in an entity’s financial statements, it can reasonably be expected to influence decisions that primary users of general purpose financial statements make on the basis of those financial statements.
•Providing guidance in IFRS Practice Statement 2 to explain and demonstrate the application of the four-step materiality process to accounting policy disclosures.
The amendments shall be applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Once an entity applies the amendments to IAS 1, it is also permitted to apply the amendments to IFRS Practice Statement 2. Management is currently evaluating the impact of the amendment on its consolidated financial statements.
Amendments to IAS 8, Definition of Accounting Estimates
In February 2021, the IASB amended IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition of “accounting estimates” to replace the definition of “change in accounting estimates” and also include clarifications intended to help entities distinguish changes in accounting policies from changes in accounting estimates. This distinction is important because changes in accounting policies must be applied retrospectively while changes in accounting estimates are accounted for prospectively. The amendments are effective for annual periods beginning on or after January 1, 2023. Earlier application is permitted. Management is currently evaluating the impact of the amendment on its consolidated financial statements.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 26

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONT’D)
Amendments to IAS 37 - Onerous Contracts, Cost of Fulfilling a Contract
On May 14, 2020, the IASB published Onerous Contracts – Cost of Fulfilling a Contract (Amendments to IAS 37), which specifies which costs a company includes when assessing whether a contract will be loss-making. The amendments are effective for annual periods beginning on or after January 1, 2022 and applicable to contracts existing at the date when the amendments are first applied. At the date of the initial application, the cumulative effect of applying the amendments is recognized as an opening balance adjustment to retained earnings or other components of equity as appropriate. The comparatives are not restated. The Group is currently applying the incremental cost method approach in calculating the costs of fulfilling a contract, however, application of the full cost approach is not expected to have a material impact on the financial statements.
Amendments to IAS 12 - Income Taxes
On May 7, 2021, the IASB issued amendments to IAS 12 – Income Taxes to narrow the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offsetting temporary differences. As a result, companies will be required to recognize a deferred tax asset and a deferred tax liability for temporary differences arising on initial recognition of a lease and a decommissioning provision. The amendments apply for annual reporting periods beginning on or after January 1, 2023. Earlier application is permitted. Management is currently evaluating the impact of this standard on its consolidated financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Group’s consolidated financial statements.
3. BUSINESS COMBINATIONS
Alithya IT Services Inc.
Overview
On April 1, 2021, the Company acquired all of the outstanding shares of R3D Consulting Inc. (now Alithya IT Services Inc.) ("Alithya IT" or "R3D") (the “R3D Acquisition”), a private Québec firm that specializes in digital solutions.
The purchase price was paid by the issuance of 25,182,676 Subordinate Voting Shares of the Company, at a value of $3.20 per share, which was the closing share price on the TSX on April 1, 2021, cash of $978,000 and assumption of accounts payable and accrued liabilities and long-term debt of $45,000 and $8,887,000, respectively, on the closing date.
The fair value of the assets acquired, liabilities assumed, and the purchase consideration’s valuation have been completed. The R3D Acquisition is being accounted for using the acquisition method of accounting.
For the year ended March 31, 2022, the Company incurred acquisition-related costs of approximately $1,646,000. These costs have been recorded in the consolidated statement of operations in business acquisition, integration and reorganization costs.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 27

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. BUSINESS COMBINATION (CONT'D)
Purchase Price Allocation
The allocation of the fair value of the assets acquired and the liabilities assumed is detailed as follows:

Acquisition of Alithya IT Services Inc.	$
Current assets
Cash	577
Accounts receivable and other receivables	9,985
Unbilled revenues	7,169
Prepaids	91
17,822
Non-current assets
Tax credits receivable	2,053
Property and equipment	2,207
Right-of-use assets	2,982
Intangibles	52,777
Deferred tax assets	763
Goodwill	42,491
Total assets acquired	121,095

Current liabilities
Accounts payable and accrued liabilities	15,069
Income taxes payable	155
Deferred revenues	125
Current portion of lease liabilities	592
Current portion of long-term debt	8,887
24,828
Non-current liabilities
Lease liabilities	3,620
Deferred tax liabilities	11,084
Total liabilities assumed	39,532

Net assets acquired	81,563

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 28

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. BUSINESS COMBINATION (CONT'D)
Goodwill
The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, as well as its workforce and expected synergies from the integration of Alithya IT into the Group's existing business. The Company does not expect the goodwill to be deductible for income tax purposes.
Consideration paid
The following table summarizes the acquisition date fair value of each class of consideration as follows:

Acquisition of Alithya IT Services Inc.	$
Cash paid	978
Issuance of 25,182,676 Subordinate Voting Shares	80,585
Total consideration transferred	81,563

Alithya IT 's contribution to the Group results
For the period from April 1, 2021 to December 31, 2021, the date of Alithya IT’s administrative integration within the acquired legal entity, it contributed revenues of approximately $51,002,000, a loss in the amount of $4,595,000, including amortization, primarily related to the acquired customer relationships, of $3,805,000, and business acquisition and integration costs of $3,683,000. Since the R3D Acquisition, all new contracts and all new employees related to the acquired business were recorded in other Canadian entities of the Group, in preparation for its administrative integration.
Vitalyst, LLC
Overview
On January 31, 2022, the Company acquired all of the issued and outstanding membership interest of Vitalyst, LLC (“Vitalyst”) ("Vitalyst Acquisition"), a US-based learning, employee experience and transformative change enablement business.
The Vitalyst Acquisition was completed for total consideration of US$45,362,000 ($57,592,000), comprised of certain accounts payable and accrued liabilities assumed of US$2,279,000 ($2,893,000), long-term debt of US$30,150,000 ($38,279,000), and US$12,933,000 ($16,420,000) paid in cash. The consideration is subject to working capital and other adjustments, and includes an additional potential earn-out of up to US$1,000,000 ($1,270,000) payable before May 31, 2023.
The fair value of the assets acquired and the liabilities assumed, and the purchase consideration is preliminary pending the completion of their valuation. Should new information, obtained within one year of the date of acquisition, about the facts and circumstances that existed at the date of the Vitalyst Acquisition, result in adjustments to the below amounts, or require additional provisions for conditions that existed at the date of the Vitalyst Acquisition, the fair value will then be revised. The Vitalyst Acquisition is being accounted for using the acquisition method of accounting.
For the year ended March 31, 2022, the Company incurred acquisition-related costs of approximately $1,652,000. These costs have been recorded in the consolidated statement of operations in business acquisition, integration and reorganization costs.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. BUSINESS COMBINATION (CONT'D)
Purchase Price Allocation
The preliminary allocation of the fair value of the assets acquired and the liabilities assumed is detailed as follows:

Acquisition of Vitalyst, LLC	$
Current assets
Cash	1,116
Accounts receivable and other receivables	6,301
Unbilled revenues	1,101
Prepaids	1,403
9,921
Non-current assets
Other assets	157
Property and equipment	583
Right-of-use assets	3,975
Intangibles	26,323
Goodwill	31,498
Total assets acquired	72,457

Current liabilities
Accounts payable and accrued liabilities	5,237
Deferred revenues	7,936
Current portion of lease liabilities	1,007
Current portion of long-term debt	38,584
52,764
Non-current liabilities
Lease liabilities	3,273
Total liabilities assumed	56,037

Net assets acquired	16,420

Goodwill
The goodwill recognized consists mainly of the future economic value attributable to the profitability of the acquired business, as well as its workforce and expertise. The Company does not expect the goodwill to be deductible for income tax purposes.
Consideration paid
The following table summarizes the acquisition date fair value of each class of consideration as follows:

Acquisition of Vitalyst, LLC	$
Cash paid	16,420
Earn-out	—
Total consideration transferred	16,420

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 30

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
3. BUSINESS COMBINATION (CONT'D)
Vitalyst's contribution to the Group results
For the year ended March 31, 2022, the Vitalyst business contributed revenues of approximately $4,980,000, a loss in the amount of $1,219,000, including amortization, primarily related to the acquired customer relationships, of $569,000, and acquisition and integration costs of $1,693,000, respectively.

If the acquisition had occurred on April 1, 2021, pro-forma revenue and earnings before incomes taxes for the Vitalyst Acquisition for the year ended March 31, 2022 would have been $31,427,000 and $5,715,000, respectively. These amounts have been calculated using Vitalyst’s results and adjusting for:
•differences in accounting policies between the Group and Vitalyst;
•the removal of transaction costs incurred by Vitalyst from April 1, 2021 to January 31, 2022; and
•the additional amortization that would have been charged assuming the fair value adjustments to intangibles had been applied from April 1, 2021.
4. ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES

As at	March 31,
	2022	2021
	$	$
Trade accounts receivable, net	98,289	67,049
Other receivables	2,578	2,314
	100,867	69,363

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
5. PROPERTY AND EQUIPMENT

As at	March 31, 2022				March 31, 2021
	Furniture, fixtures & equipment	Computer equipment	Leasehold improvements	Total	Furniture, fixtures & equipment	Computer equipment	Leasehold improvements	Total
	$	$	$	$	$	$	$	$
Cost	1,738	2,889	6,149	10,776	2,333	3,190	5,611	11,134
Additions	56	1,444	219	1,719	553	1,195	1,682	3,430
Additions through business acquisitions (note 3)	79	591	2,120	2,790	—	—	—	—
Disposals / retirements	—	—	—	—	(1,150)	(1,217)	(1,106)	(3,473)
Foreign currency translation adjustment	1	1	6	8	2	(279)	(38)	(315)
Subtotal	1,874	4,925	8,494	15,293	1,738	2,889	6,149	10,776
Accumulated depreciation	111	1,100	1,116	2,327	699	1,752	1,511	3,962
Depreciation expense	337	996	1,235	2,568	381	765	715	1,861
Disposals / retirements	—	—	—	—	(964)	(1,188)	(1,103)	(3,255)
Foreign currency translation adjustment	—	(13)	(1)	(14)	(5)	(229)	(7)	(241)
Subtotal	448	2,083	2,350	4,881	111	1,100	1,116	2,327
Net carrying amount	1,426	2,842	6,144	10,412	1,627	1,789	5,033	8,449

6. LEASES
Right-of-use assets
The following right-of-use assets relate to right-of-use real estate:

As at	March 31, 2022	March 31, 2021
	$	$
Beginning balance	11,118	11,492
Additions	7,117	2,611
Depreciation	(2,867)	(1,906)
Reassessments (a)	(161)	(830)
Lease inducement allowance	—	28
Exchange rate effect	(61)	(277)
Net carrying amount	15,146	11,118

(a) During the year, the Group entered into an agreement to sublease a portion of its office space to a subtenant. The sublease resulted in the derecognition of the right-of-use asset associated with the office space and the recognition of short-term lease receivable, included in other receivables, and long-term lease receivable, included in other assets, in the amounts of nil and $849,000, respectively.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 32

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
6. LEASES (CONT’D)
Lease liabilities

As at	March 31, 2022	March 31, 2021
	$	$
Beginning balance	15,459	13,232
Additions	8,647	2,611
Lease payments	(3,413)	(1,992)
Lease incentives	—	2,243
Lease interest	725	595
Reassessments	(88)	(830)
Concession	—	(110)
Exchange rate effect	(67)	(290)
Ending balance	21,263	15,459
Current portion	3,510	1,923
	17,753	13,536

Contractual lease payments under the lease liabilities as at March 31, 2022 are as follows:

As at	March 31, 2022
$
Less than one year	4,302
One to two years	4,270
Two to five years	10,244
More than five years	5,229
Total undiscounted lease payments at period end	24,045

Amounts recognized in net loss

Year ended	March 31, 2022	March 31, 2021
	$	$
Interest on lease liabilities	725	595
Variable lease payments	2,766	2,487
	3,491	3,082

Total cash outflow for leases for the years ended March 31, 2022 and 2021 was $6,179,000 and $4,479,000, respectively.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
7. INTANGIBLES

As at	March 31, 2022				March 31, 2021
	Customer relationships	Software	Non-compete agreements	Total	Customer relationships	Software	Non-compete agreements	Total
	$	$	$	$	$	$	$	$
Cost	67,720	4,334	6,902	78,956	73,722	4,377	7,530	85,629
Additions, purchased	—	22	—	22	—	7	—	7
Additions through business acquisition (note 3)	78,804	296	—	79,100	—	—	—	—
Additions, internally generated	—	1,339	—	1,339	—	159	—	159
Disposals / retirements	—	(999)	—	(999)	(2,933)	(29)	(237)	(3,199)
Foreign currency translation adjustment	(558)	(3)	(16)	(577)	(3,069)	(180)	(391)	(3,640)
Subtotal	145,966	4,989	6,886	157,841	67,720	4,334	6,902	78,956
Accumulated amortization	38,033	2,471	1,862	42,366	31,970	1,242	613	33,825
Amortization	11,925	1,007	1,353	14,285	8,996	1,258	1,485	11,739
Disposals / retirements	—	(737)	—	(737)	(2,933)	(29)	(236)	(3,198)
Subtotal	49,958	2,741	3,215	55,914	38,033	2,471	1,862	42,366
Net carrying amount	96,008	2,248	3,671	101,927	29,687	1,863	5,040	36,590

8. GOODWILL
The Group completed the annual impairment test as at March 31, 2022 for its CGUs, which are categorized as follows:

As at	March 31, 2022
	Canada	France	EPM US	ERP US	Not allocated(a)	Total
	$	$	$	$	$	$
Beginning balance	34,644	137	8,915	29,210	—	72,906
Business acquisition (note 3)	42,491	—	—	—	31,498	73,989
Foreign currency translation adjustments	—	(9)	(63)	(205)	(530)	(807)
Net carrying amount	77,135	128	8,852	29,005	30,968	146,088

As at	March 31, 2021
	Canada	ADT	France	EPM US	ERP US	Total
	$	$	$	$	$	$
Beginning balance	26,950	7,694	150	10,012	32,802	77,608
Foreign currency translation adjustments	—	—	(13)	(1,097)	(3,592)	(4,702)
Net carrying amount	26,950	7,694	137	8,915	29,210	72,906

(a) As at March 31, 2022, the Vitalyst purchase price allocation was preliminary resulting in $30,968,000 of goodwill which has not yet been allocated to a CGU.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 34

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
8. GOODWILL (CONT’D)
As at the March 31, 2022 measurement date, the Group has changed its aggregation of assets for identifying CGUs from the prior year by merging the Canada CGU with the Alithya Digital Technology Corporation (‘’ADT’’) CGU to form one single Canada CGU. The CGUs were merged as a result of increased integration, selling synergies and resource sharing across both CGUs.
The Group completed an annual impairment test as at March 31, 2022 and March 31, 2021 and concluded no impairment occurred.
In assessing whether goodwill is impaired, the carrying amount of the CGU was compared to its recoverable amount. The recoverable amount of each CGU was determined based on the value-in-use calculations, covering a three-year forecast, followed by an extrapolation of future expected net operating cash flows for the remaining useful lives using the long-term growth rate determined by management. The present value of the future expected net operating cash flows of each CGU is determined by applying a suitable after tax value Weighted Average Cost of Capital (“WACC”) reflecting current market assessments of the time value of money and the CGU-specific risks.
Key assumptions used in impairment testing by CGU are as follows:

As at	March 31, 2022
	Canada	France	EPM US	ERP US
	%	%	%	%
After tax WACC	11.9	16.7	15.2	15.3
Long-term growth rate of net operating cash flows*	3.4	2.6	2.7	2.7

* The long-term growth rate is based on published industry research.

As at	March 31, 2021
	Canada	ADT	France	EPM US	ERP US
	%	%	%	%	%
After tax WACC	10.8	11.2	14.6	13.2	13.4
Long-term growth rate of net operating cash flows*	3.4	3.4	4.5	3.4	3.4

* The long-term growth rate is based on published industry research.
No reasonably possible change in any of the above key assumptions would cause the carrying value of the France, EPM US and ERP US CGUs to exceed its recoverable amount.
For the year ended March 31, 2022, two key assumptions related to Canada were identified that, if changed, could have caused the carrying amount to exceed its recoverable amount. Varying the assumptions in the values of the recoverable amount calculation, individually as indicated below, for the year ended March 31, 2022, assuming all other variables remain constant, would result in the recoverable amount being equal to the carrying amount.

	Incremental increase in after tax WACC	Incremental decrease in long-term growth rate of net operating cash flows
	Basis points	Basis points
Canada	170	240

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
9. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As at	March 31,
	2022	2021
	$	$
Trade accounts payable	26,604	15,196
Accrued liabilities	26,903	11,130
Accrued compensation	31,396	22,020
Consumption taxes payable	3,694	2,662
Performance obligations in customer contracts	1,013	563
Provision	50	—
	89,660	51,571

10. LONG-TERM DEBT
The following table summarizes the Group’s long-term debt:

As at	March 31,
	2022	2021
	$	$
Senior secured revolving credit facility (the "Credit Facility") (a)	66,631	31,023
Secured loans (b)	8,596	—
Subordinated unsecured loan (c)	17,500	—
Balance of purchase payable with a nominal value of $3,100,000, non-interest bearing (5.8% effective interest rate) payable April 3, 2022	3,100	2,988
Balance of purchase payable with a nominal value of $1,800,000, non-interest bearing (6.0% effective interest rate), payable on October 1, 2022	1,748	1,649
Balance of purchase payable with a nominal value of $8,519,000 ($6,825,000 US), non-interest bearing (6.0% effective interest rate), payable on December 13, 2022	8,178	7,770
Balance of purchase payable with a nominal value of $3,259,000, non-interest bearing (5.7% effective interest rate) payable on February 1, 2022	—	3,112
Unsecured promissory notes (2021 - US$4,800,000) (d)	—	6,034
Deferral of employment tax deposits and payments (US$1,219,000 ; 2021 - US$1,878,000) (e)	1,521	2,361
Other	120	213
Unamortized transaction costs (net of accumulated amortization of $754,000 and $477,000)	(718)	(199)
	106,676	54,951
Current portion of long-term debt	19,316	35,134
	87,360	19,817

(a) The Credit Facility is available to a maximum amount of $125,000,000 and can be drawn in Canadian and the equivalent amount in U.S. dollars. It is available in prime rate advances, SOFR advances, bankers’ acceptances and letters of credit up to $2,500,000.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 36

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
10. LONG-TERM DEBT (CONT’D)
The advances bear interest at the Canadian or U.S. prime rate, plus an applicable margin ranging from 0.25% to 1.00%, or bankers’ acceptances or SOFR rates, plus an applicable margin ranging from 1.50% to 2.25%, as applicable for Canadian and U.S. advances, respectively. The applicable margin is determined based on threshold limits for certain financial ratios.
As security for the Credit Facility, Alithya provided a first ranking hypothec on the universality of its assets excluding any leased equipment and Investissement Québec’s first ranking lien on tax credits receivable for the financing related to refundable tax credits. Under the terms of the agreement, the Group is required to maintain certain financial covenants which are measured on a quarterly basis. The Credit Facility matures on April 1, 2024 and is renewable for additional one-year periods at the lender’s discretion.
(b) On November 24, 2021, the Group entered into secured loans with Investissement Québec to finance its 2021 and 2022 refundable tax credits to a maximum of the lesser of 90% of the eligible refundable tax credit or $4,670,000 and $5,832,000, for 2021 and 2022, respectively. The secured loans bear interest at the Canadian prime rate plus 1.00% and are secured by a first ranking hypothec on the universality of the financed refundable tax credits and a subordinated ranking hypothec on accounts receivable and other receivables. The secured loans are repayable on the earlier of the date of receipt of the refundable tax credits receivable and the maturity dates of March 31, 2023 for the 2021 financed refundable tax credits, in the amount of $4,670,000 and March 31, 2024 for the 2022 financed refundable tax credits, in the amount of $3,926,000.
(c) On September 28, 2021, the Group entered into a subordinated unsecured loan, with Investissement Québec, in the amount of $10,000,000, bearing interest ranging between 6.00% and 7.25%, determined and payable quarterly, based on threshold limits for certain financial ratios. Under the terms of the loan, the Group is required to maintain certain financial covenants which are measured on a quarterly basis.
On January 28, 2022, the subordinated unsecured loan was amended and increased to $20,000,000, bearing interest ranging between 7.10% and 8.35%, on the additional $10,000,000, determined and payable quarterly, based on threshold limits for certain financial ratios. An amount of $7,500,000 was drawn on the loan availability with the remaining $2,500,000 available based on certain conditions. The maturity date was also extended to October 1, 2025.
(a)(c) The Group was in compliance with all of its financial covenants as at March 31, 2022 and 2021.
(d) As a result of the COVID-19 pandemic, on May 5, 2020, five U.S. subsidiaries of the Group received funding under the Paycheck Protection Program ("PPP") of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") administered by the U.S. Small Business Administration ("SBA") and entered into unsecured promissory notes (the "Notes") in the aggregate principal amount of US$6,300,000 ($7,932,000). The Notes have a term of five years at an interest rate of 1.00% per annum, with a deferral of payments until the date on which the applicable forgiveness is decisioned, with respect to any portion of the Notes which may not be forgiven.
Under the terms of the CARES Act, PPP loan recipients can apply for forgiveness for all or a portion of loans granted under the PPP, which the Group applied for between November 17, 2020 and January 5, 2021. The Group accounts for the forgiveness as government assistance with a corresponding reduction in the cost of the related item (note 17). Such forgiveness is to be determined, subject to limitations and ongoing rule making by the SBA, based on the necessity of the loan at the time of application and the timely use of loan proceeds for payroll costs, including payments required to continue group health care benefits, and certain rent, utility, and mortgage interest costs and the maintenance of employee and compensation levels. The PPP loans, even after notice of forgiveness by the SBA, are subject to subsequent audit by the SBA, for a period of six years after receiving such notice.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
10. LONG-TERM DEBT (CONT'D)
During the year ended March 31, 2022, the Group recognized an aggregate amount of $5,868,000 (US$4,800,000), and $1,898,000 (US$1,500,000) for the year ended March 31, 2021, as government assistance for the PPP loans. The Group has received full loan forgiveness decisions for all five PPP loans obtained in May 2020.
(e) The CARES Act allows employers to defer the payments of the employer share of social security taxes during the period beginning on March 27, 2020 and ending on the earlier of December 31, 2020 or the date the Company receives a decision from the lender that the PPP loan is forgiven. The payment of the deferred social security taxes was paid fifty percent on December 31, 2021, with the remaining amount due on December 31, 2022.
11. INCOME TAXES
Income tax expense (recovery) for the year is as follows:

Year ended	March 31,
	2022	2021
Current tax expense (recovery)	$	$
Current tax expense (recovery) for the year	(20)	1,515
Total current tax expense (recovery)	(20)	1,515

Deferred tax recovery
Origination and reversal of temporary differences	(3,007)	(3,797)
Total deferred tax recovery	(3,007)	(3,797)
Total income tax recovery	(3,027)	(2,282)

The Group’s effective income tax rate differs from the combined Federal and Provincial Canadian statutory tax rate as follows:

Year ended	March 31,
	2022		2021
	%	$	%	$
Loss before income taxes		(18,575)		(19,620)
Company's statutory tax rate	26.5	(4,922)	26.5	(5,199)
Non-deductible share-based compensation expense	(3.6)	663	(4.2)	815
Other non-deductible and tax exempt items	1.3	(238)	(2.8)	549
Change in unrecognized deferred tax assets	(7.2)	1,340	(10.6)	2,076
Other	(0.7)	130	2.7	(523)
Effective income tax rate	16.3	(3,027)	11.6	(2,282)

The Group’s applicable tax rate is the Canadian combined rates applicable in the jurisdictions in which the Group operates.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 38

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
11. INCOME TAXES (CONT’D)
Deferred income tax assets and liabilities
The amounts recognized in the consolidated statement of financial position consist of:

As at	March 31,
	2022	2021
	$	$
Deferred tax liabilities	(9,962)	(2,980)
Deferred tax assets	7,247	7,465
	(2,715)	4,485

Movements in temporary differences during the year were as follows:

As at	March 31, 2022					March 31, 2021
	Opening balance	Recognized in earning	Recognized in equity	Business acquisition	Total	Opening balance	Recognized in earning	Recognized in equity	Total
	$	$	$	$	$	$	$	$	$
Losses available for carryforward and other tax deductions	13,116	2,804	—	1,348	17,268	11,052	2,064	—	13,116
Deferred financing costs	558	(110)	113	15	576	700	(142)	—	558
Total deferred tax assets	13,674	2,694	113	1,363	17,844	11,752	1,922	—	13,674
Intangibles and goodwill	(6,129)	2,373	—	(11,683)	(15,439)	(7,873)	1,744	—	(6,129)
Tax credits and other	(3,060)	(2,060)	—	—	(5,120)	(3,284)	131	93	(3,060)
Total deferred tax liability	(9,189)	313	—	(11,683)	(20,559)	(11,157)	1,875	93	(9,189)
Net carrying amount	4,485	3,007	113	(10,320)	(2,715)	595	3,797	93	4,485

As at March 31, 2022, net deferred tax assets of $1,127,000 were recognized with respect to entities that incurred losses this fiscal year or the preceding fiscal year. Based upon the level of historical taxable income or projections for future taxable income, management believes it is probable that the Company will realize the benefits of these net deferred tax assets.

Losses available for carryforward for which no deferred tax asset was recognized
Expiry date	Canada
$
2041	663
2042	1,256
1,919

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
11. INCOME TAXES (CONT’D)

Losses available for carryforward for which no deferred tax asset was recognized
Expiry date (a)	USA
$
2036	1,981
2037	15,739
Indefinite	22,957
40,677

(a) Net operating losses amounting to $24,147,000 of which $15,739,000 will expire in 2037 and $1,981,000 in 2036, are limited due to the U.S. tax rules applicable on the acquisition of Edgewater Technology Inc. In addition, the Company has i) state losses amounting to approximately $29,551,000 (with expiry dates ranging from 2023 to 2042) and ii) net deductible temporary differences totaling approximately $18,884,000 for which no deferred tax benefit has been recognized.
12. SHARE CAPITAL
AUTHORIZED
As at March 31, 2022 and 2021, the Company had an unlimited number of shares without par value as follows:
•Subordinate Voting Shares, carrying one vote per share, ranking pari passu with the Multiple Voting Shares as to the right to receive dividends and the remainder of the Company’s property in the event of a voluntary or involuntary winding-up or dissolution, or any other distribution of assets among shareholders for the purposes of winding up the Company’s affairs;
•Multiple Voting Shares, carrying ten votes per share, ranking pari passu with the Subordinate Voting Shares as to the right to receive dividends and the remainder of the Company’s property in the event of a voluntary or involuntary winding-up or dissolution, or any other distribution of assets among shareholders for the purpose of winding-up the Company’s affairs, each share being convertible at the holder’s entire discretion into Subordinate Voting Shares on a share for share basis, and being automatically converted upon their transfer to a person who is not a permitted holder or upon the death of a permitted holder, unless otherwise acquired by any of the remaining permitted holders in accordance with the terms of the voting agreement entered into between permitted holders; and
•Preferred Shares, issuable in series, each series ranking pari passu with other series but prior to any class ranking junior thereto, as well as prior to Subordinate Voting Shares and Multiple Voting Shares as to the right to receive dividends, and the remainder of the Company’s property in the event of a voluntary or involuntary winding-up or dissolution, or any other distribution of assets among shareholders for the purposes of winding up the Company’s affairs. If and when issued, preferred shares will have such voting rights and conversion rights as may be determined by the Company’s Board at the time of issuance thereof.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 40

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
12. SHARE CAPITAL (CONT’D)
ISSUED
As at March 31, 2022, the issued share capital of the Company is as follows:

	Subordinate Voting Shares		Multiple Voting Shares
	Number of shares	$	Number of shares	$
Beginning balance as at April 1, 2021	51,373,822	193,552	7,321,616	3,985
Shares issued pursuant to vesting of share-based compensation granted on business acquisitions	834,324	2,935	—	—
Shares issued in consideration of the acquisition of R3D (note 3)	25,182,676	80,585	—	—
Shares issued under a private placement	8,143,322	24,686
Shares purchased for cancellation	(349,400)	(1,244)	—	—
Exercise of stock options	2,750	10	152,632	518
Conversion of shares	302,632	182	(302,632)	(182)
Settlement of DSUs	63,874	195	—	—
Ending balance as at March 31, 2022	85,554,000	300,901	7,171,616	4,321

During the year ended March 31, 2022, the following transactions occurred:
•As part of the Matricis Acquisition, 157,882 Subordinate Voting Shares, with a total value of $600,000, reclassified from contributed surplus, were issued as settlement of the second anniversary share consideration.
•As part of the Travercent Acquisition, 376,250 Subordinate Voting Shares, with a total value of US$975,000 ($1,249,000), reclassified from contributed surplus, were issued as settlement of the second anniversary share consideration rights.
•As part of the Askida Acquisition, 300,192 Subordinate Voting Shares, with a total value of $1,086,000, reclassified from contributed surplus, were issued as settlement of the second anniversary share consideration.
•As part of the R3D Acquisition (note 3), 25,182,676 Subordinate Voting Shares, with a total value of $80,585,000, were issued.
•Through a private placement that closed on January 31, 2022, a total of 8,143,322 Subordinate Voting Shares were issued at market price of $3.07 per share for cash consideration of $25,000,000, of which 6,514,658 Subordinate Voting Shares were issued to an entity controlled by a director and the balance of 1,628,664 were issued to Investissement Québec. The Company incurred share issue costs in the amount of $427,000, net of deferred income tax of $113,000, for net cash proceeds of $24,686,000.
•The purchase for cancellation of 349,400 Subordinate Voting Shares under the Company's normal course issuer bid for a total cash consideration of $1,160,000 and a carrying value of $1,244,000. The excess of the carrying value over the purchase price in the amount of $84,000 was credited to retained earnings.
•155,382 stock options were exercised and 2,750 Subordinate Voting Shares and 152,632 Multiple Voting Shares were issued with a value of $528,000, for cash consideration of $299,000, with $229,000 reclassified from contributed surplus.
•302,632 Multiple Voting Shares with a carrying value of $182,000 were converted into 302,632 Subordinate Voting Share by two directors of the Company;

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 41

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
12. SHARE CAPITAL (CONT’D)
•63,874 DSUs were settled and 63,874 Subordinate Voting Shares were issued with a value of $195,000, reclassified from contributed surplus.
As at March 31, 2021, the issued share capital of the Company is as follows:

	Subordinate Voting Shares		Multiple Voting Shares
	Number of shares	$	Number of shares	$
Beginning balance as at April 1, 2020	50,904,533	191,820	7,168,984	3,515
Shares issued pursuant to vesting of share-based compensation granted on business acquisitions	458,071	1,686	—	—
Exercise of stock options	3,500	14	152,632	470
Settlement of DSUs	7,718	32	—	—
Ending balance as at March 31, 2021	51,373,822	193,552	7,321,616	3,985

During the year ended March 31, 2021, the following transactions occurred:
•As part of the Matricis Acquisition, 157,882 Subordinate Voting Shares, with a total value of $600,000, reclassified from contributed surplus, were issued as settlement of the first anniversary share consideration;
•As part of the Travercent Acquisition, the Company elected not to convert the first anniversary share consideration rights into Subordinate Voting Shares but rather to settle for total cash consideration of US$975,000 ($1,276,000). This resulted in a repurchase of a vested equity instrument, which has been recorded as a reduction of retained earnings and contributed surplus in the amounts of $72,000 and $1,204,000, respectively. The Company continued to account for the December 13, 2021 and 2022 anniversary share consideration rights as equity instruments;
•As part of the Askida Acquisition, 300,189 Subordinate Voting Shares, with a total value of $1,086,000, reclassified from contributed surplus, were issued as settlement of the first anniversary share consideration;
•156,132 stock options were exercised and 3,500 Subordinate Voting Shares and 152,632 Multiple Voting Shares were issued with a value of $484,000, for cash consideration of $300,000, with $184,000 reclassified from contributed surplus; and
•7,718 DSUs were settled and 7,718 Subordinate Voting Shares were issued with an approximate value of $32,000, reclassified from contributed surplus.
Share purchase plan
Under the Company’s share purchase plan, the Group contributes an amount equal to a percentage of the employee’s basic contribution, depending on the position held by the employee. The employee may make additional contributions, for total employee contributions, including basic contributions, of up to 10% of the annual gross salary. However, the Group does not match contributions in the case of such additional contributions. The employee and the Group’s contributions are remitted to an independent administrative agent who purchases Subordinate Voting Shares on the open market on behalf of the employee through either the TSX or NASDAQ. The Group's contribution expense is recognized as share-based compensation.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 42

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
12. SHARE CAPITAL (CONT’D)
NCIB
On September 14, 2021, the Company’s Board of Directors authorized and subsequently the TSX approved the implementation of a NCIB. Under the NCIB, the Company is allowed to purchase for cancellation up to 5,462,572 Subordinate Voting Shares, representing 10% of the Company’s public float as of the close of markets on September 8, 2021.
Purchases under the NCIB commenced on September 20, 2021 and will end on the earlier of September 19, 2022 and the date on which the Company will have acquired the maximum number of Subordinate Voting Shares allowable under the NCIB or will otherwise have decided not to make any further purchases. All purchases of Subordinate Voting Shares are made by means of open market transactions at their market price at the time of acquisition. Concurrently, the Company entered into an automatic share purchase plan (“ASPP”) with a designated broker in connection with its NCIB. The ASPP allows for the designated broker, to purchase for cancellation Subordinate Voting Shares, on behalf of the Company, subject to certain trading parameters established, from time to time, by the Company.
LTIP
The Company operates a LTIP which provides for awards of stock options, restricted shares, RSUs, PSUs, DSUs, and share appreciation rights to eligible employees and directors of the Company and its subsidiaries, all of which once exercised or settled result in the issuance of Subordinate Voting Shares.
Stock options
Under the Company’s LTIP, the Board may grant, at its discretion, stock options to purchase Subordinate Voting Shares to eligible employees and directors of the Company and its subsidiaries. The Board establishes the exercise price at the time the stock options are granted. For the year ended March 31, 2021, the Board issued stock options having an exercise price equal to the greater of the closing price of such shares on the TSX and NASDAQ on the business day immediately prior to the grant date. The LTIP was, however, amended by the Board on June 9, 2021 to provide that from thereon stock options would be issued with an exercise price equal to the closing price of the Subordinate Voting Shares on the TSX on the business day immediately prior to the grant date. Stock options vest, as set out in the applicable award agreement between the participant and the Company, which may include performance-based vesting conditions. Vesting is generally four years from the date of grant and the stock options may generally be exercised by the tenth anniversary of the grant date, except in the event of death, disability, retirement or termination of employment. The LTIP provides that the aggregate number of Subordinate Voting Shares issuable pursuant to any type of awards under the LTIP shall not exceed 10% of the aggregate number of Subordinate Voting Shares and Multiple Voting Shares issued and outstanding from time to time.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 43

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
12. SHARE CAPITAL (CONT’D)
The following table presents information concerning stock option activity for the respective years:

Year ended	March 31, 2022		March 31, 2021
	Number of stock options	Weighted average exercise price	Number of stock options	Weighted average exercise price
		$		$
Beginning balance as at April 1	3,525,181	3.37	3,172,289	3.72
Granted	1,073,302	3.23	755,000	2.26
Forfeited	(192,167)	3.57	(130,163)	4.93
Expired	(166,852)	6.13	(115,813)	5.93
Exercised	(155,382)	1.92	(156,132)	1.92
Ending balance as at March 31	4,084,082	3.23	3,525,181	3.37
Exercisable at year end	1,527,805	3.31	1,580,444	3.44

Included in the 1,527,805 and 1,580,444 stock options exercisable as at March 31, 2022 and 2021, respectively, 657,896 and 810,528 stock options are available to purchase Multiple Voting Shares as at March 31, 2022 and 2021, respectively.
On June 14, 2021, Alithya issued 774,202 and 299,100 stock options, to purchase a total of 1,073,302 Subordinate Voting Shares, at a grant date fair value of $3.23 and US$2.66, respectively. On June 23, 2020, Alithya issued 570,000 and 185,000 stock options, to purchase a total of 755,000 Subordinate Voting Shares at an exercise price of $2.26 and US$1.67, respectively.
During the year ended March 31, 2022, the weighted average share price at the date of exercise of stock options was $3.40. (2021 - $3.10).
The assumptions used to determine the 2022 and 2021 stock options grant date fair values using the Black-Scholes stock option pricing model were as follows:

Year ended	March 31,
	2022	2021
Weighted average assumptions
Share price	$3.23	$2.26
Exercise price	$3.23	$2.26
Risk-free interest rate	1.25%	0.46%
Expected volatility (a)	34.7%	34.9%
Dividend yield	—	—
Expected option life (years)	6.6	6.6
Vesting conditions – time (years)	3.2	3.3

(a) Determined on the basis of observed volatility in publicly traded companies operating in similar industries.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 44

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
12. SHARE CAPITAL (CONT’D)
The following tables summarize the number of stock options outstanding by currency, exercise price and the weighted average remaining exercise period, expressed in number of years:

As at	March 31, 2022		March 31, 2021
Exercise price range (CAD)	Number of options	Weighted average remaining exercise period – in years	Number of options	Weighted average remaining exercise period – in years
$
1.85 to 2.55	892,896	5.52	1,095,528	5.88
2.56 to 2.95	120,000	3.09	120,000	4.09
2.96 to 3.30	938,702	7.45	182,500	5.01
3.31 to 3.95	673,000	5.71	750,500	6.81
3.96 to 4.55	455,000	6.59	459,000	7.59
	3,079,598	6.21	2,607,528	6.30

As at	March 31, 2022		March 31, 2021
Exercise price range (USD)	Number of options	Weighted average remaining exercise period – in years	Number of options	Weighted average remaining exercise period – in years
$
1.67 to 2.25	180,000	8.23	185,000	9.24
2.26 to 3.85	818,525	7.12	532,550	6.98
3.86 to 4.45	—	—	20,856	0.89
4.59 to 4.85	—	—	47,672	0.49
4.90 to 5.45	5,959	0.81	131,575	1.00
	1,004,484	7.28	917,653	6.09

DSUs
Under the LTIP, the Board, subject to the provisions of the LTIP and such other terms and conditions, may grant DSUs to obtain Subordinate Voting Shares to qualified employees and directors of the Company and its subsidiaries. The DSUs shall be settled on the date as set out in the applicable award agreement, between the participant and the Company, however not earlier than the participant’s termination date. If the agreement does not establish a settlement date then it shall be the 90th day following the participant’s termination date for eligible Canadian participants and not earlier than the date that is six months after the termination date for eligible U.S. participants.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 45

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
12. SHARE CAPITAL (CONT’D)
The following table presents information concerning DSU activity for the respective years:

Year ended	March 31,
	2022	2021
Beginning balance as at April 1	330,246	140,885
Granted to non-employee directors	173,149	197,079
Settled	(63,874)	(7,718)
Ending balance as at March 31	439,521	330,246

The DSUs issued by the Company were fully vested at the grant date and the fair value of $576,000 (2021 - $523,000) has been recorded in share-based compensation expense.
RSUs
Under the LTIP, the Board, subject to the provisions of the LTIP and such other terms and conditions, may grant RSUs to obtain Subordinate Voting Shares to qualified employees and directors of the Company and its subsidiaries. The RSUs shall vest on the third anniversary of the date of grant and will settle as soon as practicable following the expiry of the vesting period, unless otherwise specified by the Board at the time of grant.
On June 23, 2020, 181,498 RSUs, in aggregate, vesting one year from the date of grant, were granted to employees of the Company subject to the terms set out in the award agreement at a fair value of $2.26, per RSU, for an aggregate fair value of $410,000. Shares will be issued in settlement of the RSUs as soon as practical following the third anniversary of the date of grant. As at March 31, 2022, those RSUs are fully vested. Share-based compensation expense for the year ended March 31, 2022 amounted to $92,000 (2021 - $314,000).
PSUs
Under the LTIP, the Board, subject to the provisions of the LTIP and such other terms and conditions, may grant PSUs to obtain Subordinate Voting Shares to qualified employees and directors of the Company and its subsidiaries. The terms and conditions of each PSUs grant, including market and non-market performance goals, are determined by the Board.
On June 14, 2021, 332,263 PSUs, in aggregate, vesting three years from the date of grant were granted at a grant date fair value of $3.24, per PSU, for an aggregate fair value of $1,077,000 and will settle as soon as practicable following the expiry of the vesting period, but not later than December 15, 2024. Share-based compensation expense for the year ended March 31, 2022 amounted to $273,000 (2021 - nil).

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 46

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
12. SHARE CAPITAL (CONT’D)
Share-Based Compensation expense
Total share-based compensation expense for the years ended March 31, 2022 and 2021 is summarized as follows:

Year ended	March 31,
	2022	2021
	$	$
Stock options	851	700
Share purchase plan – employer contribution	1,138	653
Share-based compensation granted on business acquisitions	1,524	4,051
DSUs	576	523
RSUs	92	314
PSUs	273	—
	4,454	6,241

The share-based compensation granted on business acquisitions includes the following:
•In relation to the Subordinate Voting Shares, to be issued as part of the Matricis Acquisition, an amount of $350,000 (2021 - $800,000);
•In relation to the Subordinate Voting Shares, to be issued as part of the Travercent Acquisition, an amount of $722,000 (2021 - $1,803,000); and
•In relation to the Subordinate Voting Shares, to be issued as part of the Askida Acquisition, an amount of $453,000 (2021 - $1,448,000).
13. COMMITMENTS AND CONTINGENCIES
Contingencies
From time to time, the Group may become involved in various claims and litigation as part of its normal course of business. While the final outcome thereof cannot be predicted, based on the information currently available, management believes the resolution of current pending claims and litigation will not have a material impact on the Group’s financial position and results of operations. Claims for which there is a probable unfavorable outcome are recorded in provisions.
Operating commitments
Operating expenditures contracted for at the end of the reporting period but not yet incurred are as follows:

Year ended	March 31, 2022
Technology licenses, infrastructure and other	Total
2023	3,975
2024	2,351
2025	1,073
7,399

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 47

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
14. RELATED PARTIES
Ultimate controlling party
As at March 31, 2022, the holders of Multiple Voting Shares, directly or indirectly, collectively owned or exercised control over Subordinate Voting Shares and Multiple Voting Shares representing approximately 45.81% of the total voting rights of Alithya. The holders entered into a voting agreement on November 1, 2018, pursuant to which they agreed to, among other things, vote all of the Subordinate Voting Shares and Multiple Voting Shares under their control in accordance with decisions made by a majority of them, subject to certain exceptions.
Transactions with directors and key management personnel
Key management includes members of the Group’s Executive Committee. Certain key management of Alithya participate in the share purchase plan and the stock options plan. The compensation paid or payable to directors and to key management for services is shown below:

Year ended	March 31,
	2022	2021
Director compensation, and key management salaries and benefits*	4,312	4,427
Share-based compensation	1,325	1,273
Termination benefits	317	—
	5,954	5,700

* Salaries and benefits include short-term incentive compensation.
In addition to the above amounts, the Group is committed to pay incremental benefits to certain members of key management up to $5,122,000 (2021 - $5,450,000) in the event of change of control and/or termination without cause.
Operating transactions with key management personnel
In the normal course of operations, the Group incurred the following transactions with an entity controlled by a director. The transactions have been recorded at the contractual amount of the consideration established, which represents market rates, as agreed by the related parties.

Year ended	March 31,
	2022	2021
	$	$
Revenues*	21,100	—

* Under a ten-year commercial agreement, ending in April 2031, an entity controlled by a director has committed to minimum annual gross margin, resulting from the procurement of consulting services, with annual surpluses and/or deficiencies thereof eligible to certain carryover provisions. Should the minimum contracted amounts not be met, the entity will make compensating payments based on a formula as defined in the commercial agreement. The commercial agreement may be extended to April 2034, however the minimum annual gross margin requirements will not be applicable to the extension period.

As at	March 31,
	2022	2021
	$	$
Trade accounts receivable	4,287	—

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 48

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
15. EARNINGS PER SHARE

Year ended	March 31,
	2022	2021
	$	$
Net loss	(15,548)	(17,338)

Weighted average number of Common Shares outstanding	85,297,843	58,209,375
Basic and diluted loss per share	(0.18)	(0.30)

The potentially dilutive outstanding equity instruments mentioned in Note 12 were not included in the calculation of diluted earnings per share since the Company incurred losses and the inclusion of these equity instruments would have an antidilutive effect.
16. RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES
The changes in the Group’s liabilities arising from financing activities can be classified as follows:

As at	March 31, 2022			March 31, 2021
	Current portion of long-term debt	Long-term debt	Total	Current portion of long-term debt	Long-term debt	Total
	$	$	$	$	$	$
Beginning balance	35,134	19,817	54,951	1,143	52,086	53,229
Repayment	(42,590)	(103,919)	(146,509)	—	(49,867)	(49,867)
Proceeds	—	156,768	156,768	—	53,471	53,471
Total cash flow	(42,590)	52,849	10,259	—	3,604	3,604
Acquisitions	38,584	8,887	47,471	—	—	—
Amortization of finance costs	—	277	277	—	242	242
Interest accretion on balances of purchase payable	—	823	823	—	835	835
PPP loan forgiveness	—	(5,868)	(5,868)	—	(1,898)	(1,898)
Impacts of foreign exchange	(9)	(1,228)	(1,237)	270	(1,331)	(1,061)
Reclassification Credit Facility (note 10)	—	—	—	31,023	(31,023)	—
Reclassification other long-term debt	(11,803)	11,803	—	2,698	(2,698)	—
Total non cash	26,772	14,694	41,466	33,991	(35,873)	(1,882)
Ending balance	19,316	87,360	106,676	35,134	19,817	54,951

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 49

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
17. ADDITIONAL INFORMATION ON CONSOLIDATED LOSS
The following table provides additional information on the consolidated loss:

Year ended	March 31,
	2022	2021
	$	$
Expenses by Nature
Employee compensation and subcontractor costs	411,669	277,980
Government assistance
- tax credits (a)	(10,870)	(6,924)
- grants and loan forgiveness (b)	(6,234)	(6,530)
Other miscellaneous expenses	26,005	21,823
Depreciation of property and equipment	2,568	1,861
Depreciation of right-of used assets	2,867	1,906
	426,005	290,116

Expenses by Function
Cost of revenues	321,732	204,626
Selling, general and administrative expenses	98,838	81,723
Depreciation	5,435	3,767
	426,005	290,116

(a) Included in cost of revenues.
(b) For the year ended March 31, 2022, $4,910,000 and $1,324,000 (2021 - $5,363,000 and $1,167,000) were included in cost of revenues and selling, general and administrative expenses, respectively.

Certain subsidiaries within the Group have applied for COVID-19 financial relief in Canada under the Canada Emergency Wage Subsidy (“CEWS”) program. The CEWS program is a wage subsidy program launched by the Canadian federal government to qualifying employers to subsidize payroll costs during the COVID-19 pandemic. The qualified subsidy amounts received under the CEWS program are non-repayable. During the year ended March 31, 2022, the subsidiaries recorded, as government grants, subsidies in the amount of $239,000 (2021 - $4,001,000).
During the year ended March 31, 2021, Alithya France SAS (formerly Alithya Consulting SAS), a subsidiary located in France, received €410,600 ($632,000), as government grants, pursuant to the French government’s partial activity program. The program is subject to certain annual limits per employee.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 50

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
18. BUSINESS ACQUISITION, INTEGRATION AND REORGANIZATION COSTS

Year ended	March 31,
	2022	2021
	$	$
Acquisition costs	3,964	381
Integration costs	6,808	1,940
Reorganization costs related to modifications to cost structure	845	—
	11,617	2,321

The acquisition related costs consisted mainly of professional fees incurred in relation to business acquisitions. Included in integration and reorganization costs related to modifications to cost structure are employee termination and benefits costs of $2,820,000 and $845,000, respectively (2021 - $688,000 and nil).
19. NET FINANCIAL EXPENSES
The following table summarizes financial expenses:

Year ended	March 31,
	2022	2021
	$	$
Interest on long-term debt	2,402	1,185
Interest and financing charges	432	448
Interest on lease liabilities	725	595
Amortization of finance costs	277	242
Interest accretion on balances of purchase payable	823	835
Interest income	(80)	(31)
	4,579	3,274

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 51

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
20. SUPPLEMENTARY CASH FLOW INFORMATION
Net change in non-cash working capital items is as follows :

As at	March 31,
	2022	2021
	$	$
Accounts receivable and other receivables	(15,894)	(5,289)
Income taxes receivable	628	1,450
Unbilled revenues	865	(2,154)
Tax credits receivable	(5,688)	28
Prepaids	(765)	(944)
Accounts payable and accrued liabilities	17,651	5,504
Deferred revenues	2,083	1,319
	(1,120)	(86)

During the year ended March 31, 2022, non-cash investing and financing activities included the acquisition of leasehold improvements from the lessor as lease incentives in an amount of nil (2021 - $1,326,000) and additions to right-of used assets and lease liabilities in the amount of $67,000 (2021 - nil).
During the year ended March 31, 2022, $305,000 included in accounts receivable and other receivables and $849,000 included in right-of-use assets were reclassified to other assets for a total amount of $1,154,000 (2021 - nil).
21. SEGMENT AND GEOGRAPHICAL INFORMATION
Revenues by geographic location
The following table presents total external revenues by geographic location based on location of the external customers:

Year ended	March 31,
	2022		2021
	$	%	$	%
Canada	280,633	64.1	162,764	56.6
U.S.	142,200	32.5	114,608	39.8
International	15,052	3.4	10,271	3.6
	437,885	100.0	287,643	100.0

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 52

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
21. SEGMENT AND GEOGRAPHICAL INFORMATION (CONT’D)
Long-lived assets by geographic location
The following table presents the total net book value of the Group’s long-lived assets by geographic location:

As at	March 31,
	2022		2021
	$	%	$	%
Canada	154,251	56.4	62,172	48.2
U.S.	118,023	43.1	65,784	51.0
International	1,299	0.5	1,107	0.8
	273,573	100.0	129,063	100.0

Information about revenues and deferred revenues
An analysis of the Group’s revenues from customers for each major service category is as follows:

Year ended	March 31,
	2022		2021
	$	%	$	%
Consulting and support services - time and materials arrangements	382,143	87.3	254,155	88.3
Consulting and support services - fixed-fee arrangements	45,539	10.4	24,099	8.4
Other revenue	10,203	2.3	9,389	3.3
	437,885	100.0	287,643	100.0

During the year ended March 31, 2022 and 2021, significantly all amounts included in the opening balance of deferred revenues were recognized as revenue.
Major customer
During the year ended March 31, 2022 one client generated more than 10% of total revenue for $63,391,000 (one client generated more than 10% of total revenue for $30,297,000 in 2021). As at March 31, 2022, accounts receivable and other receivables from one major customer amounted to $19,771,000 or 19.6% of total accounts receivable and other receivables (March 31, 2021 - one major customer amounted to $11,011,000 or 15.9%).
22. FINANCIAL INSTRUMENTS
The Group's financial instruments consist of cash, restricted cash, accounts receivable and other receivables, trade accounts payable and accrued liabilities and long-term debt. The Group, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: interest rate risk, credit risk, liquidity risk and currency risk. Senior management and the Board are responsible for setting risk levels and reviewing risk management activities as they determine necessary.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 53

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
22. FINANCIAL INSTRUMENTS (CONT’D)
Interest rate risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Group is exposed to fluctuations in interest rates with respect to its variable rate on long-term debts. The interest rate risk profile of the Group's interest-bearing financial instruments was as follows:

As at	March 31,
	2022	2021
	$	$
Variable rate financial instruments
Credit Facility (note 10)	66,631	31,023
Secured loans (note 10)	8,596	—
Other long-term debt (note 10)	120	213
	75,347	31,236

For the year ended March 31, 2022, the Group has determined that a reasonably possible increase or decrease of 100 basis point in interest rates of the above variable-rate financial liabilities would not have a significant impact on equity and profit or loss. This analysis assumes that all other variables remain constant, in particular foreign currency exchange rates. It has been performed on the same basis for the year ended March 31, 2021.
Liquidity risk
Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s activities are financed through a combination of cash flows from operations, borrowings under existing Credit Facility, issuance of debt and issuance of equity instruments. In order to manage its exposure to liquidity risk, the Group’s primary goal is to maintain an optimal level of liquidity through an active management of assets and liabilities as well as cash flows. As at March 31, 2022, the Group has an unused capacity of $58,369,000 (2021 - $23,976,000) under its authorized secured senior revolving credit facility of $125,000,000 (2021 - $60,000,000).

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 54

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
22. FINANCIAL INSTRUMENTS (CONT’D)
The following table summarizes the carrying amount and the contractual maturities of both the interest and principal portion of significant financial liabilities.

As at	March 31, 2022
	Carrying amount	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
	$	$	$	$	$	$
Accounts payable and accrued liabilities	53,507	53,507	53,507	—	—	—
Credit Facility	66,631	70,775	2,072	2,072	66,631	—
Secured loans	8,596	9,060	4,988	4,072	—	—
Subordinated unsecured loans	17,500	21,773	1,221	1,221	19,331	—
Balances of purchase payable, non-interest bearing	13,026	13,419	13,419	—	—	—
Other liabilities (included in long-term debt)	120	120	120	—	—	—
Lease liabilities	21,263	24,045	4,302	4,270	10,244	5,229
	180,643	192,699	79,629	11,635	96,206	5,229

As at	March 31, 2021
	Carrying amount	Total	Less than 1 year	1-2 years	2-5 years	More than 5 years
	$	$	$	$	$	$
Accounts payable and accrued liabilities	26,326	26,326	26,326	—	—	—
Credit Facility	31,023	32,008	32,008	—	—	—
Balances of purchase payable, non-interest bearing	15,519	16,739	3,259	13,480	—	—
Other liabilities (included in long-term debt)	213	213	213	—	—	—
Lease liabilities	15,459	17,866	2,482	2,602	6,756	6,026
	88,540	93,152	64,288	16,082	6,756	6,026

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 55

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
22. FINANCIAL INSTRUMENTS (CONT’D)
Credit risk
Credit risk is the risk of loss due to a counterparty's inability to meet its obligations. At March 31, 2022 and 2021, the Group's credit risk exposure consists mainly of the carrying amount of cash held with major Canadian banks, accounts receivable and other receivables, and unbilled revenues. The carrying amounts of financial assets and unbilled revenues represent the maximum credit exposure.
Impairment losses recognized in profit or loss is not significant both in 2022 and 2021.
The credit risk in respect of cash balances is minimal as they are held with reputable financial institutions.
With respect to trade accounts receivable and unbilled revenues, the Group is exposed to a concentration of credit risk on significant customers. However, this credit risk exposure is mitigated by the relative size and nature of the business carried on by such customers. Also, the Group has a large and diversified client base from clients engaged in various industries, including banks with high credit-rating, government agencies, telecommunications and retails. Historically, the Group has not made any significant write-offs.
In order to manage its exposure to credit risk and assess credit quality, the Group established a credit policy under which collection of trade accounts receivable is a priority. Each new customer is analyzed individually for creditworthiness before the Group enters into a contract. The financial stability and liquidity of customers are assessed on a regular basis, which included the review of default risk associated with the industry in which customers operate. No significant adjustments were made to allowance for doubtful accounts in connection with this assessment.The Group also limits its exposure by setting credit limits when deemed necessary.
The Group recognizes an impairment loss allowance for expected credit losses (“ECLs”) on trade accounts receivable and unbilled revenues, using an estimate of credit losses. The Company establishes an impairment loss allowance on a collective and individual assessment basis, by considering its historical experience, external indicators and forward- looking information. If actual credit losses differ from estimates, future earnings would be affected. In its assessment of the impairment loss allowance, the Group considered the economic impact resulting from the COVID-19 pandemic on its ECL assessment, including the risk of default of its customers given the continued economic uncertainty. As at March 31, 2022 and 2021, allowance for ECLs was not significant.

The following table provides information about the exposure to credit risk for trade accounts receivable:

As at	March 31,
	2022	2021
	$	$
Current	70,039	44,375
0-30 days	21,600	17,290
31-60 days	3,072	2,281
61-90 days	1,071	632
Over 90 days	2,507	2,471
	98,289	67,049

The unbilled revenues are substantially all current in nature.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 56

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
22. FINANCIAL INSTRUMENTS (CONT’D)
Currency risk
The Group is exposed to transactional foreign currency risk to the extent that there is a mismatch between the currencies in which cash, accounts receivables and other receivables, accounts payables and accrued liabilities and borrowings are denominated and the respective functional currencies of Group’s companies. The currencies in which these financial instruments are mainly denominated is USD. Other currencies have no significant impact on the Group’s exposure to currency risk.
The summary quantitative data about the Group’s exposure to currency risk for the significant exchange rates is as follow, expressed in Canadian dollars:

As at	March 31,
	2022	2021
	$	$
Cash	1,428	681
Accounts receivable and other receivables	34	243
Accounts payable and accrued liabilities	(1,599)	(1,609)
Credit Facility	(48,377)	(4,023)
Net statement of financial position exposure	(48,514)	(4,708)

The following table illustrates the sensitivity of profit and equity in regards to the Group’s financial assets and financial liabilities and the USD/Canadian dollars exchange rate ‘all other things being equal’. It assumes a +/-7% change of the USD/Canadian dollars exchange rate for the year ended March 31, 2022 (2021: +/-17%). This percentage has been determined based on the average market volatility in exchange rate in the previous twelve months. The sensitivity analysis is based on the Group’s foreign currency financial instruments held at each reporting date.

			Profit or loss
Effect in Canadian dollar			Strengthening	Weakening
As at March 31, 2022
USD	7%	Movement	(2,638)	2,638
As at March 31, 2021
USD	17%	Movement	(631)	631
Fair Value of Financial Instruments
Financial instruments recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:
•Level 1 - Valuation based on quoted prices observed in active markets for identical assets or liabilities.
•Level 2 - Valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.
•Level 3 - Valuation techniques with significant unobservable market inputs. A financial instrument is classified at the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 57

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
22. FINANCIAL INSTRUMENTS (CONT’D)
The carrying amount of cash, restricted cash, accounts receivable and other receivables, accounts payables and accrued liabilities is a reasonable approximation of fair value.
The fair value of the long-term debt is estimated by discounting expected cash flows at rates that would be currently offered to the Group for debts of the same remaining maturities and conditions (level 2). For both 2022 and 2021, the Group has determined that the fair value of the Credit Facility, the secured loans, the subordinated unsecured loan and the balances of purchase payable are not significantly different than their carrying amount.
The following table summarizes their carrying amount.

As at	March 31,
	2022	2021
	$	$
Credit Facility	66,631	31,023
Secured loans	8,596	—
Subordinated unsecured loans	17,500	—
Balances of purchase payable, non-interest bearing	13,026	15,519
	105,753	46,542

23. CAPITAL DISCLOSURES
The Group's capital consists of cash, restricted cash, long-term debt and total shareholders’ equity. The Group's main objectives when managing capital are:
•to provide a strong capital base in order to maintain shareholder, creditor and stakeholder confidence and to sustain future growth development of the business;
•to maintain a flexible capital structure that optimizes the cost of capital at acceptable risk and preserves the ability to meet financial obligations;
•to ensure sufficient liquidity to pursue its organic growth strategy and undertake selective acquisitions; and
•to provide a rewarding return on investment to shareholders.
In managing its capital structure, the Group monitors performance throughout the year to ensure anticipated working capital requirements and maintenance capital expenditures are funded from operations, available cash and availability under the Credit Facility. Alithya manages its capital structure and may make adjustments to it, in order to support the broader corporate strategy or in response to changes in economic conditions and risk. In order to maintain or adjust its capital structure, the Group may purchase shares from existing shareholders, issue new shares, issue new debt, issue new debt to replace existing debt (with different characteristics), or reduce the amount of existing debt.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 58

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
23. CAPITAL DISCLOSURES (CONT’D)
Total capital as at March 31, 2022 and 2021 is calculated as follows:

As at	March 31,
	2022	2021
	$	$
Cash	(17,655)	(6,903)
Restricted cash	(3,254)	(3,233)
Current portion of long-term debt	19,316	35,134
Long-term debt	87,360	19,817
Share capital	305,222	197,537
Deficit	(111,654)	(96,190)
Accumulated other comprehensive loss	(947)	(508)
Contributed surplus	7,130	7,173
	285,518	152,827

The Group monitors capital using a number of financial metrics, including but not limited to:
•the senior debt to Adjusted EBITDA (defined as earnings before income tax expense (recovery) net financial expenses, foreign exchange, depreciation, amortization, share-based compensation and non-recurring costs) ratio, defined as senior debt to 12-month trailing Adjusted EBITDA (as defined in the Credit Facility);
•the total debt to Adjusted EBITDA ratio, defined as total debt to 12-month trailing Adjusted EBITDA; and
•the fixed charge coverage ratio, defined as Adjusted EBITDA minus taxes, distributions and capital expenditures to aggregate interest expense and regular scheduled principal repayments.
The Group uses operating income, Adjusted EBITDA and cash flow from operations as measurements to monitor operating performance. Adjusted EBITDA and Adjusted EBITDA ratio, as presented, are not recognized for financial statement presentation purposes under IFRS, and do not have a standardized meaning. Therefore, they are not likely to be comparable to similar measures presented by other entities.
The continued availability of the Credit Facility is subject to the Group’s ability to maintain certain debt service and fixed charge coverage covenants, as well as other affirmative and negative covenants, including certain limitations of distributions in the form of dividends or equity repayments in any given fiscal year, as set out in the credit agreement.
The Group is subject to financial covenants pursuant to the credit facility agreement, which are measured on a quarterly basis. The covenants are senior debt to Adjusted EBITDA, total debt to Adjusted EBITDA and fixed charge coverage ratios. The Group was in compliance with all such covenants at March 31, 2022 and 2021.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 59

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED MARCH 31, 2022 AND 2021
(Tabular amounts are in thousands of Canadian dollars, except share and per share data in tables)
24. SUBSEQUENT EVENT
On June 1, 2022, the Company entered into a binding agreement to acquire all of the outstanding shares of the US-based Datum Consulting Group, LLC and its affiliates (“Datum)”(“Datum Acquisition”). The closing of the transaction is expected to take place on July 1, 2022 and is subject to customary conditions for a transaction of this nature, including approval from the Toronto Stock Exchange.
The Datum Acquisition will be completed for total consideration of up to US$45,500,000 ($57,500,000), including the assumption of estimated IFRS 16 lease liabilities of US$500,000 ($600,000), subject to working capital and other adjustments. The consideration will consist of: (i) approximately US$13,700,000 ($17,300,000) in cash; (ii) US$4,000,000 ($5,100,000) payable by the issuance of 1,867,262 Subordinate Voting Shares, (iii) deferred cash consideration of approximately US$10,300,000 ($13,000,000) and deferred share consideration of US$4,000,000 ($5,100,000), both payable over three years and (iv) potential earn-out consideration of up to US$13,000,000 ($16,400,000), payable in cash (75%) and shares (25%), based on annual gross profit increases, available over three years.

Alithya Group inc. – Consolidated Financial Statements for the years ended March 31, 2022 and 2021.	| 60